SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.,

TIM Participações S.A. and

Subsidiary

FINANCIAL STATEMENTS

as at December 31, 2018

and Independent Auditor’s Report

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2018 and 2017

Contents

Independent auditor's report on the financial statements
Audited financial statements
Balance sheets
Statements of income
Statements of comprehensive income
Statements of changes in shareholders’ equity
Statements of cash flows
Statements of value added
Management report
Notes to the financial statements
Fiscal council opinion
Statutory Audit Committee Annual Report
Statutory officers statement on the financial statements
Statutory officers statement on independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

TIM Participações S.A.

Opinion

We have audited the accompanying parent company financial statements of TIM Participações S.A. (the "Company"), which comprise the balance sheet as at December 31, 2018 and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of TIM Participações S.A. and its subsidiary ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and of TIM Participações S.A. and its subsidiary as at December 31, 2018, and the financial performance and the cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiary in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Rua do Russel, n° 804 – Térreo, 6° e 7° andares – Edifício Manchete, Rio de Janeiro – RJ,
T: (21) 3232 – 6112, F: (21) 3232 – 6113, www.pwc.com/br

TIM Participações S.A.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We planned and performed our audit for 2018, considering certain events,

transactions and circumstances, as presented in the financial statements and

Management Report, such as: (i) corporate reorganization of its subsidiaries;

(ii) Company’s continuous investment in its network infrastructure (optical fiber);

and (iii) evolution of the financial and operational results related to the growth of its postpaid client base, investment in the digitalization of the customer relationship and distinctive offerings.

Considering the aforementioned, our audit strategy in determining the nature, timing and extent of our work, as well as defining the Key Audit Matters, remained substantially unchanged for this year, with a continuous focus on the significant accounting estimates, revenue recognition (“unbilled”), cash flow projections that support the goodwill based on future profitability, as well as the appropriate measurement, register and disclosure of the impacts of the application of new effective accounting pronouncements for the current year and/or effective as from 2019, as appropriate, which, in our professional judgment, were the most significant matters in our audit of the current year.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Revenue recognition ("unbilled" – Notes 3 (e) and 27)

The revenue recognition process carried out at the end of each period considers certain calculations for measuring the accounting estimate related to the determination of the revenue incurred but not yet billed (“unbilled”) at the end of the period.

The possibility of internal controls being inadequate, and considering that the calculation methodology for this estimate involves the use of many system generated reports as well as manual inputs, could result in incorrect processing of critical information used in the preparation of the financial statements. Accordingly, this was an area of focus in our audit.

Our audit procedures included, among others, the update of the understanding and testing of the significant internal controls related to the telecommunication services revenue process and the assessment of the relevant information technology systems that support this business process.

We also assessed the main assumptions as well as the calculation template that the Company uses to measure the incurred and unbilled revenue at the end of the year.  We also made specific tests to guarantee the gathering of voice and data traffic by the Company's postpaid billing operating platform

("billing"), including a test on the tariffs of traffic applied over the prices agreed in the contract and on the integrity and accuracy test of the reports used in the determination of the aforementioned estimate.

We consider as reasonable the methodology that management used to calculate the estimated incurred and unbilled revenue.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Goodwill based on future profitability (Notes 3(a) and 15(d))

At December 31, 2018, the consolidated accounting balance of goodwill supported by the expectation of future profitability, due to business combinations, amounts to R$ 1,527 million, and the test of its recoverable value (impairment test) involves critical judgments by the Company’s management.

As disclosed, that recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as other assumptions adopted according to management's judgment, and adverse economic conditions may result in significant changes in those assumptions.

Due to the aspects aforementioned, this matter was considered as an area of focus in our audit.

Our audit procedures included, among others, assessing the relevant internal controls that support the process of determination of the recoverable value of goodwill based on future profitability.

We also compared the information used in this impairment test with the Plan that the Company's Board of Directors approved; assessed the reasonableness of the calculation model and of the relevant financial/economic assumptions used, we tested the sensitivity over the key assumptions used by the Company, and evaluated the existence of any information that could contradict the assumptions of growth defined by management.

As a result of the procedures described above, we considered that the measurement model and the assumptions adopted by the Company’s management are reasonable.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Provision for tax contingencies (Notes 3(c) and 24)

The Company is a party to tax proceedings at different levels, which amounts to R$ 16,801 million, for which a provision for contingencies amounting to R$ 271 million was recorded, based on the opinion of the Company's legal advisors.

The determination of the provision value and the amounts disclosed depends on Management’s critical judgments, based on the analysis of the proceedings and corresponding prognosis from its legal advisors.

In addition, considering the significance of the involved amounts, any changes in estimates or assumptions that affect the determination of the prognosis of an unfavorable outcome, may significantly affect the Company's financial statements.

Therefore, this matter was considered as an area of focus in our audit.

Our audit procedures included, among others, the update of the understanding and testing of the significant internal controls over the tax contingency process and the assessment of the relevant information technology systems that support this process.

We also required and obtained confirmation from all internal and external legal advisors that are in charge of the Company's tax proceedings, confirming the amounts and the prognosis of the proceedings, as determined by the Company’s management.

Furthermore, we obtained, for the most significant tax proceedings, opinions from other legal advisors in order to assess the reasonableness of the prognosis determined by the Company’s legal advisors in charge of the respective proceedings, as well as the arguments, case laws, and/or defense strategy adopted by the Company's legal advisors.

Based on the procedures performed, we considered that the management estimates related to the disclosure and provision for tax contingencies are consistent with the information and documents presented.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Adoption of the new accounting standards (Note 2(f))

The new accounting standard “IFRS 15/CPC 47 – Revenue from contracts with customers” and
“IFRS 9/CPC 48 – Financial instruments” became effective as from January 1st, 2018, and the Company’s management decided to adopt these new standards through the recognition of the transition impact on shareholders’ equity, in the opening balance at January 1st, 2018.

The application of those standards comprised significant involvement of the Company’s management in many activities, such as: (i) review of the commercial agreements portfolio; (ii) identification of the performance obligations; (iii) definition of certain assumptions and model for the price allocation amongst the performance obligations; (iv) development of manual and automated controls for the adequate data gathering, measurement, record and disclosure of the transactions and balances in the financial statements; (v) determination of the calculation model for the measurement of the expected loss on financial assets, among others. As a result, the Company recognized, in the opening balance at January 1st, 2018, a decrease in its shareholders’ equity of R$ 94 million, before income tax effects.

“IFRS 16/CPC 06 (R2) – Leases” will be applied as from January 1st, 2019 and the Company’s management decided to adopt it through the recognition of the transition impact against shareholders’ equity, at January 1st, 2019.

Considering the nature of the telecommunications segment, the Company has a significant volume of operational lease contracts due to various network infrastructure sharing leases amongst various telecom operators in the market, with payments recorded on a linear basis over the contract term.

Therefore, due to the implementation of this new accounting standard, the Company estimates an increase in lease liabilities resulting from the recognition of the right of use the assets, at January 1st, 2019, of R$ 5,100 million, impacting certain financial indicators of the Company.

Therefore, due to the aspects aforementioned, this matter was considered as an area of focus in our audit.

Our audit procedures included, among others, the understanding and testing of the significant internal controls established by the Company’s management, with the objective of evaluating the quantitative and qualitative impacts on the financial statements resulting from the adoption of these accounting standards.

We have also reviewed the technical accounting memorandums prepared by the Company’s management and obtained understanding and evaluated the design and effectiveness of the main specific internal controls, including significant information technology systems implemented in the business processes directly affected by these accounting standards, which objective is to support the data gathering, measurement, recognition and disclosure of the transactions and balances in the Company’s financial statements.

Additionally, we designed specific tests that included: (i) validation of reports and/or tools implemented by the Company’s management to ensure the completeness and integrity of the customer commercial and lease agreements, as well as the appropriate data gathering and measurement of the balances and transactions recorded and disclosed in the financial statements; and (ii) testing, on a non-statistical sampling basis, the contracts with customers and leases; (iii) understanding of the main assumptions used by the Company’s management to determine the impacts of the adoption of these accounting standards, as well as exceptions adopted as permitted by these standards; among other procedures.

Based on the procedures performed, we consider that the main assumptions and estimates of the Company’s management related to the data gathering, measurement, record and disclosure of these new accounting standards in the financial statements are consistent with the information and documents presented.

Other matters

Statements of Value Added

The parent company and consolidated Statements of Value Added for the year ended December 31, 2018, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Company’s financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement, and are consistent with the parent company and consolidated financial statements taken as a whole.

Audit of prior-year information

The audit of the financial statements for the year ended December 31, 2017 was conducted by other independent auditors, whose unqualified audit report was dated February 5, 2018.

Other information accompanying the parent company

and consolidated financial statements and the auditor's report

The Company’s management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged

with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiary.

TIM Participações S.A.

Auditor’s responsibilities for the audit of the parent

company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiary.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 19, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alexandre Fermino Alvares

Contador CRC 1SP 211793/O-5

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

BALANCE SHEETS

December 31, 2018 and December 31, 2017

(In thousands of Reais)

		Parent Company		Consolidated
	Notes	2018	2017	2018	2017
Assets		20,275,453	18,346,594	31,957,889	32,600,365

Current assets		457,534	115,768	5,998,126	7,607,388
Cash and cash equivalents	4	167	28,369	1,075,530	2,960,718
Marketable securities	5	13,378	-	784,841	765,614
Trade accounts receivable	6	444	329	2,838,808	2,540,856
Inventory	7	-	-	183,059	123,785
Dividends and interest on shareholders’ equity receivable	13	362,436	53,497	‐	-
Indirect taxes, charges and contributions recoverable	8	-	-	280,254	386,001
Direct taxes, charges and contributions recoverable	9	45,278	11,677	347,505	323,040
Prepaid expenses	11	2,460	2,189	272,060	168,366
Derivative financial instruments	37	-	-	50,769	53,875
Financial leases	16	-	-	22,491	19,773
Regulatory credits recoverable	17	-	-	41,612	68,571
Other current assets		33,371	19,707	101,197	196,789

Non-current assets		19,817,919	18,230,826	25,959,763	24,992,977
Long-term receivables		133,848	116,688	4,074,137	2,841,962
Marketable securities		-	-	5,229	2,997
Trade accounts receivable		-	-	130,308	26,207
Indirect taxes, charges and contributions recoverable	8	-	-	912,511	949,586
Direct taxes, charges and contributions recoverable	9	‐	‐	558,016	209,503
Deferred income and social contribution taxes	10	-	-	801,971	-
Judicial deposits	12	131,270	112,307	1,345,113	1,366,576
Prepaid expenses	11	2,578	4,381	74,381	39,466
Derivative financial instruments	37	-	-	30,639	26,915
Financial leases	16	-	-	185,558	185,558
Other non-current assets		-	-	30,411	35,154

Investments	13	19,526,515	17,956,582	‐	‐
Property, plant and equipment	14	‐	‐	11,203,622	10,838,488
Intangible assets	15	157,556	157,556	10,682,004	11,312,527

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
BALANCE SHEETS
December 31, 2018 and December 31, 2017
(In thousands of Reais )
		Parent Company		Consolidated
	Note	2018	2017	2018	2017

Total liabilities and shareholders’ equity		20,275,453	18,346,594	31,957,889	32,600,365

Total liabilities		480,616	195,410	12,163,052	14,449,181

Current liabilities		441,024	162,983	7,075,379	7,224,437
Suppliers	18	11,770	3,352	4,323,374	3,986,557
Borrowing and financing	20	-	-	698,728	1,351,860
Financial leases	16	-	-	205,048	176,925
Derivative financial instruments	37	-	-	2,373	14,044
Payroll and related charges		2,344	6,449	211,685	262,450
Indirect taxes, charges and contributions payable	21	447	370	451,169	305,266
Direct taxes, charges and contributions payable	22	47,285	218	332,333	260,786
Dividends and interest on shareholders’ equity payable	25	370,105	143,591	370,105	143,591
Authorizations payable	19	-	-	65,464	233,173
Deferred revenues	23	-	-	406,867	480,431
Other current liabilities		9,073	9,003	8,233	9,354

Non-current liabilities		39,592	32,427	5,087,673	7,224,744
Borrowing and financing	20	-	-	964,289	3,339,084
Derivative financial instruments	37	-	-	9,245	18,419
Financial leases	16	-	-	1,735,026	1,710,247
Indirect taxes, charges and contributions payable	21	‐	‐	2,772	2,527
Direct taxes, charges and contributions payable	22	‐	‐	209,880	206,788
Deferred income and social contribution taxes	10	-	-	‐	98,919
Provision for legal and administrative proceedings	24	9,837	2,672	849,408	528,320
Pension plan and other post-employment benefits		‐	-	2,850	2,635
Authorizations payable	19	-	-	348,336	273,527
Deferred revenues	23	-	-	906,600	990,932
Other non-current liabilities		29,755	29,755	59,267	53,346

Shareholders’ equity	25	19,794,837	18,151,184	19,794,837	18,151,184
Share capital		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		412,091	416,161	412,091	416,161
Profit reserves		9,524,124	7,884,223	9,524,124	7,884,223
Accumulated other comprehensive income		847	989	847	989
Treasury shares		(8,523)	(16,487)	(8,523)	(16,487)

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENTS OF INCOME
Years ended December 31, 2018 and 2017
(In thousands of Reais , except as otherwise stated)

		Parent Company		Consolidated
	Notes	2018	2017	2018	2017

Net revenue	27	-	-	16,981,329	16,233,959

Costs of services provided and goods sold	28	-	-
				(7,701,418)	(8,002,077)
Gross income		‐	‐	9,279,911	8,231,882

Operating income (expenses):
Selling expenses	28	-	-	(4,970,780)	(4,575,177)
General and administrative expenses	28	(29,745)	(27,915)	(1,608,319)	(1,424,643)
Income from equity accounting	13	2,672,647	1,279,941	-	-
Other income (expenses), net	29	(837)	(904)	(283,289)	(298,710)
		2,642,065	1,251,122	(6,862,388)	(6,298,530)

Operating income		2,642,065	1,251,122	2,417,523	1,933,352

Financial income (expenses):
Financial income	30	1,978	6,927	412,733	512,565
Financial expenses	31	(95,687)	(23,511)	(951,439)	(1,009,653)
Foreign exchange variations, net	32	(9)	(31)	1,373	(748)
		(93,718)	(16,615)	(537,333)	(497,836)

Income before income and social contribution taxes		2,548,347	1,234,507	1,880,190	1,435,516

Income and social contribution taxes	33	(3,246)	‐	664,911	(201,009)

Net income for the year		2,545,101	1,234,507	2,545,101	1,234,507

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	34	1.05	0.51	1.05	0.51

Diluted earnings per share	34	1.05	0.51	1.05	0.51

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2018 and 2017
(In thousands of Reais)

	Parent Company		Consolidated
	2018	2017	2018	2017

Net income for the year	2,545,101	1,234,507	2,545,101	1,234,507

Other components of comprehensive income
Item not to be reclassified to income:
Remeasurement of post-employment benefit obligations, net of taxes	(142)	(694)	(142)	(694)
Item to be subsequently reclassified to income:
Cash flow hedge (Note 5)	‐	2,190	‐	2,190
Total comprehensive income for the year	2,544,959	1,236,003	2,544,959	1,236,003

Items in the comprehensive income statement are stated net of taxes.

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais )
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total

Balances as at December 31, 2016	9,866,298	405,239	657,034	5,103,908	1,158,910	(3,369)	(507)	‐	17,187,513

Total comprehensive income for the year
Net income for the year								1,234,507	1.234.507
Remeasurement of post-employment benefit obligation	-	-	-	-		-	(694)	-	(694)
Cash flow hedge	-	-	-	-		-	2,190	-	2.190
Total comprehensive income for the year	‐	‐	‐	‐		‐	1,496	1,234,507	1.236.003

Total contributions from shareholders and distributions to distributions
Stock options (Note 25.b)	-	10,923	-	-		‐	-	-	10.923
Purchases of treasury shares, net of disposals	‐	‐	‐	‐		(13,118)	‐	‐	(13.118)
Allocation of net income for the year:
Legal reserve (Note 25)	-	-	61,725	-		-	-	(61,725)	‐
Dividends proposed (Note 25)	-	-	-	-		-		(103,325)	(103.325)
Interest on shareholders’ equity (Note 25)	-	-	-	-		-		(189,991)	(189.991)
Recording of tax benefit reserve (Note 25)	-				112,493	-	-	(112,493)	‐
Recording of expansion reserve (Note 25)	-	-	-	766,973		-	-	(766,973)	‐
Dividends recorded directly in shareholder’s equity	-	-	-	23,179		-	-	‐	23.179
									‐
Total contributions from shareholders and distributions to shareholders	‐	10,923	61,725	790,152	112,493	(13,118)	‐	(1,234,507)	(272.332)
Balances as at December 31, 2017	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	‐	18,151,184

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of Reais )

Balances as at January 1st, 2018	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	-	18,151,184

Impact of initial adoption of new accounting pronouncements (Note 2.f)	-	-	-	(62,119)	-	-	-	-	(62.119)

Balances as at January 1st, 2018, adjusted	9,866,298	416,162	718,759	5,831,941	1,271,403	(16,487)	989	‐	18,089,065

Total comprehensive income for the year
Net income for the year								2,545,101	2.545.101
Remeasurement of post-employment benefit obligation (Note 13)	-	-	-	-	‐	-	(142)	-	(142)
Total comprehensive income for the year	‐	‐	‐	‐	‐	‐	(142)	2,545,101	2.544.959
Total contributions from shareholders and distributions to shareholders
Stock options (Note 25.b)	-	(4,071)	-	-		‐	-	-	(4.071)
Purchases of treasury shares, net of disposals	-	-	-	-		7,964	-	-	7.964
Allocation of net income for the year:
Legal reserve (Note 25)	-	-	119,933	-		-	-	(119,933)	‐
Interest on shareholders’ equity (Note 25)	-	-	-	-		-		(849,994)	(849.994)
Recording of tax benefit reserve (Note 25)	-	-			146,455	-	-	(146,455)	‐
Recording of expansion reserve (Note 25)	-	-	-	1,428,719		-	-	(1,428,719)	‐
Dividends recorded directly in shareholder’s equity (Note 25)	-	-	-	6,914		-	-	‐	6.914
									‐
Total contributions from shareholders and distributions to shareholders	‐	(4,071)	119,933	1,435,633	146,455	7,964	‐	(2,545,101)	(839.187)
Balances as at December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	‐	19,794,837

The accompanying notes are an integral part of these financial statements.

 MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2018 and 2017
(In thousands of Reais )

		Parent Company		Consolidated
	Note	2018	2017	2018	2017
Operations
Income before income and social contribution taxes		2,548,347	1,234,507	1,880,190	1,435,516
Adjustments to reconcile income with net cash from operations
Depreciation and amortization		-	-	3,954,321	4,013,671
Income from equity accounting	13	(2,672,647)	(1,279,941)	-	-
(Gain) loss on the sale of property, plant and equipment (leaseback)	29	-	-	‐	1,801
Residual value of property, plant and equipment and intangible assets written off		-	-	9,700	54,104
Interest on provision for decommissioning costs		-	-	648	428
Provision for legal and administrative proceedings	24	4,180	1,189	551,191	372,469
Monetary adjustments to deposits, administrative and legal proceedings		4,507	(407)	297,529	97,805
Interest, monetary and exchange variations of borrowings and other financial adjustments		-	-	(35,450)	521,570
Lease interest payable	31	-	-	266,328	257,305
Lease interest receivable	30	-	-	(25,664)	(22,709)
Provision for doubtful debts	28	-	-	544,881	316,387
Stock options	26	(4,593)	3,743	(1,424)	10,923
		(120,206)	(40,909)	7,442,250	7,059,270
Decrease (increase) in operating assets
Trade accounts receivable		(115)	-	(1,028,791)	99,674
Taxes and contributions recoverable		(33,601)	10,675	175,116	162,705
Inventory		-	-	(59,274)	20,149
Prepaid expenses		1,532	1,987	56,792	(40,490)
Dividends and interest on shareholders’ equity received		734,685	404,331	‐	-
Judicial deposits		(18,794)	(21,744)	30,478	(53,217)
Other assets		(13,665)	6,558	133,831	(26,129)
Increase (decrease) in operating liabilities
Payroll and related charges		(4,105)	2,606	(50,765)	50,171
Suppliers		8,418	1,266	331,736	523,419
Taxes, charges and contributions		15,955	234	(26,786)	(474,557)
Authorizations payable		-	-	(104,582)	(895,964)
Payments for legal and administrative proceedings	24	(1,690)	(798)	(536,646)	(439,670)
Deferred revenues		-	-	(193,599)	(415,651)
Other liabilities		(308)	1,346	(40,373)	(165,598)
Net cash from operations		568,106	365,552	6,129,387	5,404,112

Cash from investment activities
Marketable securities		(13,378)	-	(21,460)	(288,658)
Cash received from property, plant and equipment sales		-	-	‐	13,850
Additions to property, plant and equipment and intangible assets		-	-	(3,831,906)	(4,147,907)
Receipt of financial leases		-	-	22,946	22,140
TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Years ended December 31, 2018 and 2017
(In thousands of Reais )

Net cash (used in) from investment activities		(13,378)	‐	(3,830,420)	(4,400,575)

Cash from financing activities
New borrowing		-	-	166,548	646,853
Repayment of borrowing		-	-	(3,552,407)	(3,270,570)
Payment of financial lease		-	-	(252,410)	(219,189)
Derivative financial instruments		-	-	37,044	17,677
Purchases of treasury shares, net of disposals		5,317	(13,118)	5,317	(13,118)
Dividends and interest on shareholders’ equity paid		(588,247)	(332,658)	(588,247)	(332,658)
Net cash used in financing activities		(582,930)	(345,776)	(4,184,155)	(3,171,005)

Increase (decrease) in cash and cash equivalents		(28,202)	19,776	(1,885,188)	(2,167,468)

Cash and cash equivalents at the beginning of the year		28,369	8,593	2,960,718	5,128,186
Cash and cash equivalents at the end of the year		167	28,369	1,075,530	2,960,718

Supplementary information on consolidated cash flows:

Interest paid	435,845	584,853
Income tax and social contribution paid	213,956	297,079

Non-cash transactions
Additions to property, plant and equipment and intangible assets, without cash effects	(38,944)	(48,957)
Increase in lease liabilities, without cash effects	38,944	48,957

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENTS OF VALUE ADDED
Years ended December 31 , 2018 and 2017
(In thousands of Reais)

	Parent Company		Consolidated
	2018	2017	2018	2017
Revenue
Gross operating revenue	‐	-	24,232,405	22,611,074
Losses from doubtful debts	‐	-	(544,881)	(316,387)
Discounts granted, refunds and other	‐	-	(2,087,279)	(1,349,709)
	‐	‐	21,600,245	20,944,978
Inputs purchased from third parties
Costs of services provided and goods sold	‐	-	(3,929,961)	(4,035,789)
Materials, energy, third-party services and other	(4,675)	(5,968)	(3,237,371)	(3,099,939)
	(4,675)	(5,968)	(7,167,332)	(7,135,728)
Withholding
Depreciation and amortization	‐	‐	(3,954,321)	(4,013,671)
Net value added produced	(4,675)	(5,968)	10,478,592	9,795,579
Value added received by transfer	2,672,647	1,279,941	‐	-
Equity income	1,989	6,934	510,265	942,583
Financial income	2,674,636	1,286,875	510,265	942,583
Total value added for distribution	2,669,961	1,280,907	10.988,857	10,738,162

Distribution of value added
Personnel and charges
Direct compensation	22,591	19,979	503,198	515,382
Benefits	1,479	1,050	181,502	141,279
F.G.T.S. (unemployment fund)	268	231	55,765	52,705
Other	87	388	102,254	71,722
	24,425	21,648	842,719	781,088
Taxes, fees and contributions
Federal	4,806	1,362	1,655,868	2,520,892
State	‐	-	4,000,551	3,990,856
Municipal	‐	-	104,710	18,834
	4,806	1,362	5,761,129	6,530,582
Remuneration of third-party capital
Interest	95,613	23,369	1.046.256	1,438,809
Rents	16	21	789,015	748,162
	95,629	23,390	1.835.271	2,186,971
Other
Social investment	‐	-	4,637	5,014
	‐	‐	4,637	5,014
Remuneration of shareholders’ equity
Dividends and Interest on shareholders’ equity	849,994	265,072	849,994	265,072
Retained earnings	1,695,107	969,435	1,695,107	969,435
	2,545,101	1,234,507	2,545,101	1,234,507

The accompanying notes are an integral part of these financial statements.

 MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

Dear shareholders,

The management of TIM Participações S.A. ("TIM Participações", "Company" or "TIM") presents the Management and Discussion and Analysis for 2018 Results, together with the Individual and Consolidated Financial Statements and the Independent Auditors’ Report for the fiscal year ended on December 31, 2018.

The Financial Statements have been prepared in accordance with Brazilian Standards and the IFRS (International financial reporting standards), as defined by the IASB.

The operational and financial information for 2018, unless stated otherwise, is presented in Reais (R$), based on the consolidated amounts, and pursuant to Brazilian corporate law.

Company Profile

TIM Participações is a publicly-held company with shares listed on the São Paulo Stock Exchange (B3) and ADRs (American Depositary Receipts) listed on the New York Stock Exchange (NYSE). In 2018, TIM confirmed its permanence for the eleventh consecutive year in the select group of companies that integrate the ISE (Corporate Sustainability Index) portfolio, reinforcing its commitment to economic, social and environmental sustainability. Moreover, TIM is the only telecommunication company to participate in Novo Mercado, a segment recognized by B3's highest level of corporate governance.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia group. Through the sharing of experiences and the adoption of a good practices policy, the Company shares experiences with its parent company and accumulates synergies that benefit all of its clients. Through its subsidiary, TIM S.A., TIM operates in the mobile and fixed telephony, long distance and data transmission markets throughout the Brazilian territory and in the ultra-broadband market encompassing certain states of the country.

 MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

1. Message from Management

The year 2018 demonstrated the Company's ability to be resilient and perform amid a challenging environment, showing the highest growth of Revenue and EBITDA among the large telcos. Our focus on executing the strategic plan made it possible for us to face the challenges created by a slower than expected economic recovery and a much tougher competitive environment. This ability allowed us  to exceed in some indicators historic levels, such as EBITDA and Margin.

The following elements were key to this performance: (i) the resilience of the mobile service through the evolution of the customer base transformation strategy; (ii) taking advantage of the opportunities created by the expansion of the residential broadband operation; (iii) the development of the infrastructure aiming to support the evolution of the customer experience; (iv) an approach focused on efficiency and value creation for shareholders.

Mobile Service Resilience

Throughout the year, the mobile segment faced an increase in the offers’ aggressiveness, while economic activity remained with low growth. Even so we adapted our approach  to manage the strong transformation of the base with the growth of Postpaid. In order to do so, we sought to work a second wave in the process of up-selling that goes beyond migrations from Prepaid to Postpaid, accelerating migrations within the segments. In addition, the use of loyalty offers was expanded.

The positive impacts of these adjustments were evident through results such as: (i) postpaid growth of approximately 14% YoY, reaching a mix of more than 36% of the total, (ii) a two-fold increase in the volume of migrations from Control Plans to Pure Postpaid, (iii) the increase in sales of loyalty offers by almost 30 p.p. and (iv) the evolution of ARPU (Average Revenue Per User) of more than 11% YoY.

Leveraging the Opportunities in Residential Broadband

Residential broadband was one of the greatest highlights of the year, going through a complete transformation. Extending a geographic expansion from an operation limited to the 2 largest metropolitan areas to serving customers in 14 cities of 5 states, it was a great challenge that required a strong capacity for adaptation and execution. Even more considering that this expansion was made using a new technology, the FTTH (Fiber to the Home).

The commercial launch of the fiber connection enabled the offerings portfolio evolution that, in addition to a faster and more stable connection, also brought content to customers through video streaming partners. This combination brought significant results, with the user base growing approximately 20%, while ARPU increased 13%.

Infrastructure Development

Our infrastructure development is an essential part of our customer experience improvement strategy. Therefore, during the year 2018, we emphasized investments that had a direct impact on the quality of mobile and fixed services.

The maintenance of the leading position in 4G coverage, with more than 3.200 thousand cities, gives us an important competitive differential that continues to be extended with the deployment of an efficient frequency refarming process to expand the capacity of our network. In addition, we are the operator that accelerated more in the implementation of the 4G through 700 MHz frequency, surpassing the 1,400 covered cities, which provides a significant improvement in indoor coverage.

We also expanded our optic fiber network, surpassing the 90,000 km milestone and reaching more than 600 cities, which helped in the performance of the mobile network with the connection of the sites to optic fiber and expanded the coverage of TIM Live’s ultra broadband services. This service is available today to more than 1 million households in the 14 cities we cover.

Efficiency and Cash Generation

The efficiency program continues to permeate the entire Company, totaling more than R$ 340 million in savings. In addition, the digital transformation process, which has an impact on both cost and customer satisfaction, continues at great speed with expressive results in the adoption of non-human channels (+ 37%), electronic payments (+ 33%), invoices (2x) among other indicators.

The objectives of the program are not limited to cost savings, but also fiscal efficiency and improvements in financial expenses. In this context, corporate reorganization projects with fiscal and operational impacts were submitted, in addition to optimize the Company's financing lines.

The combination of these factors produced the highest EBITDA in TIM's history, reaching R$ 6.6 billion with a margin close to 39% in the year, as well as an excellent level of net cash generation of R$ 1.2 billion. This made possible a growth of almost 3 times in the compensation announced to the shareholders.

Conclusion and Perspectives

Resiliency and focus on strategy execution were the 2018 brands, making it possible to deliver all defined goals and continue our history of sustainable and consistent growth.

The year 2019 will be of hard work and we continue to evolve in our approach to materialize the strategic objectives of being the operator most admired by customers, with the most engaged employees and the with highest profitability in the industry.

2. Economic and Industrial Overview

2.1. Macroeconomic Environment

The high macroeconomic volatility seen in 2018, triggered by uncertainties surrounding the elections scenario coupled with less favorable external conditions towards emerging markets, impacted directly the Brazilian Gross Domestic Product (GDP), which should end the year with a modest growth of 1.3% according to the latest FOCUS report1, much lower than the 2.7% rate expected by the majority of analysts at the beginning of 2018.

Inflation measured by the Ample Consumer Price Index (IPCA), began 2018 under control, but saw oscillations throughout the year, impacted by the truckers' strike and higher administered prices, such as those for fuels and electricity, peaking at 4.5% while closing the year at 3.75%, slightly higher than in the previous year, however still below the Central Bank target. With inflation below the target and with anchored expectations, monetary policy has been defined by the stability of interest rates at 6.5% per year (p.y.) and by the expectation of this level maintained for the coming year.

On the foreign exchange front, the Real devalued 18.50% versus the U.S. dollar in 2018. It showed strong oscillations throughout the year amid factors such as uncertainty surrounding Brazil's political and economic environment, in addition to international factors, especially the trade war involving the U.S. and China with mutual taxation on imports, which may impact global growth. The trade balance ended the year with a US$ 58 billion surplus, representing a 13% decline compared to 2017, impacted by the advance of imports by 19.7%, which outpaced exports growth at 9.6%.

Despite the generally positive result and the resumption, at the end of 2018, of the market's confidence as a whole with the definition of the election scenario, there is still strong uncertainty as to the approval of the reforms necessary for growth recovery, especially fiscal and social security reforms, throughout 2019, as well as regarding the depth of the proposals to be presented by the new presidential administration.

Concerning the international scenario, the trade war between the U.S. and China, started in March 2018 with the already mentioned mutual surcharges on products of the two countries, brought volatility to the markets, triggering sharp instability amid the possibility of a slowdown in the global economy. In Europe, the level of economic activity presented a slight deceleration in the Euro zone, still impacted by the uncertainties around Brexit and due to the deceleration of global trade.

2.2. Particularities of the Telecommunications Sector

The telecommunications sector in Brazil is marked by strong competition and by the effective regulation of the National Telecommunications Agency, ANATEL, whose mission is "to promote the development of the country's telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair prices throughout the entire national territory".

The economic recovery at a more moderate pace than that expected initially by the market in general influenced the Brazilian telecommunications sector in 2018, which continued the path identified in the previous years of reduction of the mobile base. The mobile market maintained the dynamics of migrating prepaid subscribers to hybrid plans (control plans) and postpaid plans which, in general, seek to make the clients loyal with offers that present consumption recurrence and, as a result, revenue recurrence, in line with the strategy of offering more for more.

However, such strategy was impacted by fiercer competition in the Brazilian market, seen through the presence of more aggressive offers considering the content provided to clients and of a reduction in the level of prices offered by the operators in general, which, to a certain extent, limited the Company's capacity to pass on the cost increases or to propose adhesion to higher-value offers.

The sector continued the trend of strong growth in data consumption, demanding from the operators the capacity to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure in an environment of more rational investments in projects such as the densification of sites, frequency refarming and the carrier aggregation in two or three frequencies. Moreover, TIM has advanced its sharing initiatives focused on 4G and transport network. This evolution in the Company's network allows the significant expansion of traffic on the 4G network, providing clients with a better user experience, both in terms of performance, with higher download and upload speeds and lower latency, and in indoor coverage and greater penetration.

Last, the growing demand for Fixed Broadband consolidated the view of internet access as an essential resource for the population, which was confirmed by the evolution of the client base and TIM Live's net additions.

3. TIM Services

3.1. Business

TIM is recognized by its strong brand and the reputation of an innovative and disruptive company, capable of defining new consumption standards for the market. The proactive approach allows the Company a leading position in the transformation of the business model in telecommunications. The change in the clients' consumption profile and the emergence of new technologies foster a rupture in the telecommunications industry, based on the consumption of data, contents and digital services.

The offers' pioneering spirit and innovation are the Company's trademarks, which has a complete portfolio both for individual clients, and corporate solutions for small, medium and large companies. In addition to the traditional voice and data services, TIM offers fixed ultra broadband, TIM Live and fixed broadband service through the mobile network, utilizing WTTx technology.

Also in the portfolio, the Company offers a series of digital contents and services in its packages, increasing the mobile devices' functionalities within its clients' routines. The capacity to manage a complete and diversified portfolio gives TIM the possibility to offer customized packages to its clients and propose convergent offers in certain regions.

In 2018 TIM innovated by bringing significant changes to the control and prepaid segments. In regards to control, the entry door to postpaid, the Company provided for its clients an offer with unlimited social networks for 3 months, in addition to the robust internet and digital services packages. The same applies to the prepaid segment, whose new portfolio features unlimited social networks, data package and offer expiration based on the recharge and unlimited calls to any operator.

TIM's new positioning seeks to follow the desires of its consumers, placing them at the center of our decision-making, based on: (i) INNOVATION, which is in the Company's DNA and will continue as a priority with new plans, offers, partnerships and technologies; (ii) QUALITY, which is the core of client loyalty and of the expansion of his life cycle; and (iii) CUSTOMER EXPERIENCE, which is the strategic pillar converging all the other ones, establishing a new relation with clients and acting in order for everyone to receive the best experience, excellent services and a transparent relation with the Company.

3.2. Strategy

The Company's strategy, for 2018, was based on 6 (six) pillars: culture, digitalization, offer, infrastructure, efficiency and customer experience. These pillars aim to redesign customer experience and make TIM the best choice of value in the market, leveraged by the leadership position in mobile ultra-broadband and by the proposal of intelligent offers.

In the culture pillar, the goal is to disseminate the feeling of ownership, responsibility, as this is the axis for a deep cultural transformation within the Company. Based on the concept of accountability, TIM believes that its employees will be able to concentrate their creativity and energy in the search for new solutions, delivering positive results.

The digitalization pillar aims to accelerate the development and implementation of digital systems, enhancing customer experience and delivering significant operational and financial efficiencies. The migration to digital and flexible platforms follows the market trend of using the most sophisticated technologies, allowing greater operational agility and efficiency.

The offer pillar proposes the selective development of innovative packages, according to the client's profile. Additionally, the Company intends to expand its fixed broadband offer through FTTH (Fiber To The Home) and WTTx (Wireless To The x) technologies, which will allow a selective approach with convergent offers in certain regions.

Regarding infrastructure, the Company aims to expand the 4G coverage with 700MHz, confirming its leadership in mobile ultra-broadband coverage and quality excellence. In parallel, the development of the fiber network aims to broaden the fixed broadband coverage and maintain the quality level required by the customers, which is one of the drivers for investments targeting.

The efficiency proposal remains in the Company's strategy, based on the broad and systemic view that is predominant in the operation, which aims to generate disruptive efficiencies both in the operational and financial scope.

All 5 (five) pillars mentioned above are directly related to the commitment to customer experience. This is the main objective of the proposed structure, in which the customer is at the center of our decision making.

4. Human Resources

TIM understands that in order to conquer better results, it needs an engaged team. Therefore, it establishes a transparent relationship with all the levels of the Company. Clarity and targeting are fundamental so our team works towards our objectives, with autonomy and sense of ownership.

Among the highlighted practices, we offer a differentiated compensation and benefits package, being one of the items that showed better evolution in our annual Organizational Climate Survey, carried out by Hay/Korn Ferry in 2018. We also highlight the Training practices, another aspect with good performance in the survey.

Our culture is strengthened in the pillars Accountability (sense of ownership) and Customer Experience, which are essential to differentiate ourselves in our segment. In an environment of dynamic and challenging work, the Company offers space and opportunities so that its team broadens its horizons, develops and expands corporate and personal achievements.

4.1. People

TIM ended 2018 with 9,661 employees throughout Brazil. These employees, with their stories and knowledge, represent the intellectual capital of the Company and act as engines for the development of the business

Approximately 72.5% of employees have completed higher education or attend university and 10.3% have postgraduate degrees. The numbers and results show that TIM has a diverse and highly qualified framework to meet the Company's challenges. The workforce is complemented by 180 trainees and 235 young apprentices.

4.2. Development and Training

TIM employees have access to innovative tools and well-structured ways to evolve within the company and to build a successful career. In line with the organizational values, they trace their careers from their own professional experiences and knowledge acquired from the company's investment. In this regard, TIM invested more than R$ 9 million in training and development of its employees in 2018.

To guide the careers of its employees, TIM maps and monitors individual performance to guide the activities more assertively. In addition to encouraging and providing real growth opportunities, the Company recognizes the dedication and differentiated performance of its professionals by using Performance Management.

In order to attract the best students in the market and train our future professionals, the Trainee Without Borders program brings to TIM young people with energy, determination, initiative, team spirit and, especially, interest in challenges.

4.3 Long Term Incentive Plan

The Long-Term Incentive Plan is intended to grant shares or options for the purchase of shares of TIM Participações to employees of the Company and its subsidiaries, thereby seeking to promote the expansion, achievement and success of the corporate objectives, as well as the interests of TIM shareholders and management.

In August 5, 2011, April 10, 2014 and April 19, 2018, the Annual Shareholders Meeting of TIM Participações approved the long term incentive plans; “Plan 2011-2013”, “Plan 2014-2016” and “Plan 2018-2020”, respectively, grant to the high management and to those whom occupie key positions in the Company and its subsidiaries.

The Plans 2011-2013 and 2014-2016 provides the granting of stock options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of the 2011-2013 Plan options is conditional on the achievement of specific performance targets, while the 2014-2016 Plan has no premise of achieving the target and its exercise is conditional on the favorable market price at the time of exercise, in comparison to the exercise price. In turn, the strike price of both Plans is calculated based on the Base Price of the Shares, adjusted, more or less, as a consequence of the stock performance, considering the criteria established in each Grant.

Regarding the 2018-2020 Plan exercise, the Company's share concession is subject to conditions of time and performance (achievement of specific goals). Such performance conditions may also vary the number of shares granted, more or less, depending on the criteria defined in each Grant.

The term of validity of the options of the Plans 2011-2013 and 2014-2016 is 6 years and TIM Participações has no legal or non-formal obligation to repurchase or liquidate the cash options. For the 2018-2020 Plan, the term of validity has 3 years period, which is the same related to its grace period (Vesting). In addition, besides considering the transfer of shares, the 2018-2020 Plan also provides for the possibility of making the payment to the participants of the equivalent value in cash.

As approved by the Company's General Meeting, the management of the Plan is the responsibility of the Board of directors, subject to the Company's bylaws.

Specifically for the year 2017, as the Company began the process of restructuring its long-term incentive plan, on an exceptional basis and duly approved by the Board of Directors, the long-term incentive plan took the form of a bonus, with the payment conditional upon the attainment of certain financial indicators of TIM and divided into three annual installments.

4.3.1. Stock Option 2011-2013 Cycle

Plan	Options Granted	Exercised Options	Expired Options	Non-Exercised Options

2011 - 2013 Plan	8,567,765	-3,399,832	-4,624,350	543,583
1st Concession	2,833,595	-1,532,132	-1,301,463	0
2nd Concession	2,661,752	-896,479	-1,765,273	0
3rd Concession	3,072,418	-971,221	-1,557,614	543,583

4.3.2. Stock Option 2014-2016 Cycle

Plan	Options Granted	Exercised Options	Expired Options	Non-Exercised Options

2014 - 2016 Plan	8,965,119	-2,473,308	-4,501,793	1,720,017
1st Concession	1,687,686	-27,424	-1,128,290	531,972
2nd Concession	3,355,229	-1,146,626	-1,646,080	292,523
3rd Concession	3,922,204	-1,299,258	-1,727,423	895,522

4.3.3. 2018-2020 Stock Cycle

Plan	Options Granted	Exercised Options	Expired Options	Non-Exercised Options

2018 - 2020 Plan	849,932	0	-383,418	466,514
1st Concession	849,932	0	-383,418	466,514
2nd Concession	0	0	0	0
3rd Concession	0	0	0	0

5. Network

Infrastructure is one of the strategic pillars of the Company and TIM reaffirms its investment commitment in 2019, seeking to offer more and better services. The recent changes in the consumption pattern as well as the increasing demand for quality requires a structured network expansion plan, supported by more robust technical analyses regarding the consumption pattern and the customers' needs, as well as a cultural transformation.

In the scope of spectrum usage, TIM continues its successful refarming project, expanding to the 2.1GHz frequency, aiming at more efficiency and better performance. Regarding fiber, the Company continues with its network expansion project, to support the ultra-broadband converging network, increasing the availability of FTTH and FTTS.

As for sites, TIM plans to increase site density by using Biosites, which are sustainable, cheaper structures that are easier to install and have no visual impact on cities. In the context of big data, the Company is constantly evolving its analytical tools from a more complete and proactive approach, aiming at a more efficient deployment of investments.

When it comes to corporate culture, the new technologies and customer expectations cause a rupture in the traditional model of telecommunications operators. In this scenario, TIM seeks to develop, motivate and engage its employees so that they can perform in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

5.1. National Coverage

TIM's infrastructure has a national reach, covering approximately 95% of the Brazilian urban population, being present in more than 3,500 cities. The Company also has extensive data coverage, maintaining its leading position in 4G coverage in the country

Of the R$ 3.98 billion invested in 2018, 87% were dedicated to network and information technology in line with the previous years, aiming to meet the growing data consumption.  Infrastructure improvement and growth are supported by different projects, among them one can highlight the expansion of fiber optic network (backbone, backhaul and FTTH), densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies, depending on geographic location. Moreover, TIM has advanced its sharing initiatives focused on 4G and transport network.

Regarding the actions and projects focused on modernization, efficiency and/or enhancement of our infrastructure, we highlight:

▪

Refarming the 2.1 GHz frequency to 4G reaching almost 250 cities;

▪

Infrastructure virtualization project, which reached about 41% of network functions in 2018;

▪

Installation of multiple data centers to enhance experience (21 in 2018), of which 10 DCC (Data Center Core) and 11 DCE (Data Center Edge);

▪

Extansion of the VoLTE technology support for more than 2,500 cities.

TIM maintained its leadership in 4G coverage, reaching 3,272 cities or 93% of the country's urban population at the end of 2018, registering a 38% YoY increase in network elements in this technology in the time period. As a result, 76% of TIM's customer data traffic was over 4G network in the last quarter of 2018, up 16 p.p. when compared to the same period of the previous year.

In addition, the usage of 700MHz frequency for the development of the LTE network continues to evolve, providing a significant improvement in customer experience both in terms of performance, with higher download and upload speeds and lower latency, and indoor coverage, higher penetration.

At the end of the year, TIM had ~18,800 sites, 67% of which connected through high capacity backhaul.

In relation to transport infrastructure, the Company reached 90.1 thousand km of optic fiber for backbone and backhaul, an increase of 5.7% YoY.

Residential fixed broadband continues to evolve with 1.1 million households in FTTH, 3.5 million in FTTC, totaling 4.3 million households in 14 cities 2.

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for densification of the mobile access network (antennas/towers) with a very low visual impact. Bio Sites also contribute to harmonization with the environment and urban infrastructure – multifunctionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras – these structures are cheaper and faster to install. At the end of 2018, TIM reached a total of 841 active Biosites.

Currently, the Company has authorization to use more than 130 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

Average Spectrum Weighted by Population
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

5.2. Customer Service and Quality

The results of the digitalization initiatives keep expanding, and were consistent during the year. The broad digital transformation depends on acting according to the clients' real needs and on the redesign of processes, in order to impact all of the client's lifecycle. In order to reach this objective, we work with three strategic pillars: (i) development of offers based on our clients' individual needs; (ii) promoting the expansion and evolution of our network infrastructure; and (iii) efficient operation while approaching integrated channels for sales and customer care.

Sales through digital channels, a key factor in TIM's upselling strategy, advanced 28% YoY in the postpaid segment (pure + control) and 32% in prepaid in 2018. The mix of digital recharges continues to obtain greater relevance among the sales channels with 5 p.p growth in 2018.

In relation to customer care, the Mobile App and IVR modernization are fundamental to the enhancement of the customer experience. We highlight the increase of 26% in machine interactions as a whole. The number of unique Meu TIM App users more than doubled, while IVR retention grew 3 p.p., leading to a 6% decline in live human interactions through our call center, at the end of 2018.

The initiatives to incentivize the digitalization of billing and payment had strong growth in 2018. Bills delivered via digital channels doubled, leading the penetration of this means to more than 50% at the end of the year. The number of clients who make payments by digital means grew 32.6% YoY.

Regarding network, attesting to the quality of TIM's mobile network, Open Signal3 in its January 2019 report again placed TIM's 4G network as the most available one. TIM users spent 78.6% of their time in LTE technology. TIM maintained the leadership in important regions of the country such as São Paulo (SP), Rio de Janeiro (RJ) and Belo Horizonte (MG).

In addition to this report, a study carried out by consulting firm P3 Network Analytics4 ranked TIM as having the best mobile network in Brazil among the biggest operators. The consulting firm assessed data and voice performance of the major Brazilian operators in the country's biggest cities (São Paulo, Rio de Janeiro and Brasilia), through a drive testing of about 9,000 km.

We also highlight the maintenance of TIM Live in the first position of Netflix's5 speed index ranking of Brazilian internet providers during the last 3 months of the year, completing 54 months within the past 57 at the top of the list. This ranking measures the performance of Netflix's service in primetime for internet providers in several parts of the world.

6. Operational Performance

6.1. Overview of the Brazilian Market

Following last year's dynamics, the Brazilian market maintained the process of reducing the client base, however at a slower pace compared to previous years. This movement is still explained, mostly, by the result of the migration of prepaid clients to postpaid offers, by the base cleaning actions and by the process of consolidation of multiple sim cards.

6.2. TIM's Performance

TIM ended 2018 with a base of 55.9 million active lines, a 4.6% reduction YoY. Despite the solid postpaid performance, disconnection in the prepaid segment negatively impacted the total base.

In 2018, TIM presented negative net additions of 2.7 million lines, a 43.3% reduction compared to 2017. Total gross additions fell to 24.1 million in the year, -12.7% YoY, while disconnections fell to 26.9 million lines, a reduction of -17.2% YoY. In this context, the monthly average disconnection rate felt 0.6 p.p. when compared to 2017, achieving 3.9%.

The postpaid customer base amounted to 20.2 million users by the end of 2018, an increase of 13.7% YoY, adding 2.4 million clients to the base. The segment increased its relevance for TIM, representing 36.2%of total base at the end of 2018 (versus 30.4% at 2017). It is worth noting that the total postpaid new clients with loyalty offers growth 4 times when compared to the previous year.

In the prepaid segment, the base totaled 35.7 million clients at the end of 2018. Net disconnections totaled 5.1 million lines in the year, resulting from the migration of clients from prepaid to postpaid, fiercer competition and the maintenance of a rigid base cleaning policy. The dynamics of the prepaid base makes it clear that there are still many clients with multiple sim cards. Therefore the company keeps seeking their consolidation in its base through the increase of commitment, drawing on offers with full-service packages.

Breakdown of customer base by technology:

•

The number of 4G users reached 34.5 million. Year-on-year, growth was +24.9%, explained by the migration of 3G users to 4G;

•

The 3G base had 11.3 million users, down 40.8% YoY, maintaining the downward trend;

•

M2M and Data Terminals base closed the quarter with 2.5 million lines, +24.8% YoY.

Smartphones reached a total penetration of 85.0% of the customer base in December 2018, 4.1 p.p above the same period in the previous year. This growth corroborates the Company’s strategy to equip its customers with 4G devices in order to stimulate the penetration of data services.

6.3. Fixed Segment

TIM Live base totaled 467k customers in 2018, growth of 19.1% YoY. Net adds totaled 75k in the year, of which 50k in FTTH technology (Fiber To The Home).

TIM Live continues its focus on investing in the expansion of connection technology with higher speed offers and optimal connection stability. Coverage represented by the number of homes with available FTTH already reached 26% of total coverage in 2018. As of December, the Company already had 11 cities with FTTH, of which five capitals (Rio de Janeiro, São Paulo, Salvador, Goiânia and Manaus).

TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, ended 2018 with 123 available cities for sale.

 MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

7. Financial Performance

To better represent financial performance and business trends, TIM normalizes some lines of its Financial Statements, eliminating the impact of non-recurring items. These movements are pointed out when required.

7.1. Operating Revenues

In 2018, Net Revenues reached R$ 17,050 million, growth of 5.0% YoY supported by Net Service Revenues, which advanced 4.7% YoY and by Net Product Revenues which increased 11.2% YoY, demonstrating a resilient dynamic, despites the macroeconomic scenario still in a slow recovery process.

In 2018, Total Gross Revenue increased 7.5% YoY, exceeding the expansion of Total Net Revenues. During the year, we had an increase in the number of clients who adhered to loyalty offers, increasing the discounts given to clients. This is one of the pillars in the clients' migration strategy to higher-value plans.

The breakdown of Net Revenues and other highlights are presented below:

The Mobile Service Revenues (MSR) increased R$ 659 million or 4.5%, reaching R$ 15,346 million in the fiscal year ended December 31, 2018. Growth in this line was mostly influenced by the advance of Client Generated Revenues (CGR) with the decline in Interconnection revenues being almost totally offset by growth of Other Revenues.

Client Generated Revenues (CGR), composed by Local Voice Revenues, Long Distance Voice and Data & Content grew 5.1% YoY in 2018, driven by the migrations process between segments and intra segments seeking to raise the penetration of higher-value offers. CGR expansion remains limited by a challenging environment, represented by a slow economic recovery and a fiercer competitive environment. These elements keep impacting the prepaid recharge levels and, to a lesser extent, the acquisition of postpaid plans. Still, revenues generated by recurring offer packages advanced 29.3% YoY and packages now represent 77.1% of CGR (vs. 62.7% in 2017).

Interconnection Revenues declined 14.7% to reach R$ 712 million in the fiscal year ended December 31, 2018. The result remains impacted by the reduction of VU-M tariffs and a smaller growth of incoming traffic.

Other Mobile Revenues ended 2018 up 22.2% YoY, at R$ 577 million in the year. This revenue line follows to a great extent the dynamics of network sharing and swap contracts, which represent more than 50% of this revenue line (and with corresponding costs in the Network and Interconnection line).

Mobile ARPU (average revenue per user) increased 11.3% YoY and reached R$ 22.4 influenced mostly by an improved mix following the migrations to higher-value plans. The segments ARPUs, which exclude “non-TIM” client revenues and other mobile revenues, showed slight expansions. Prepaid ARPU remained stable in R$ 11.5 and postpaid ARPU was R$ 39.9 (+0.5% YoY).

Fixed Service Revenues totaled R$ 860 million at the close of the fiscal year ended December 31, 2018 and increased 9.2% compared with the previous year. This performance results from the strong performance of TIM Live, more than offsetting the decline in revenues from other fixed segments (corporate and wholesale).

TIM Live maintained a strong growth pace, expanding 38.4% YoY. With an expanded coverage, Live became present in 14 cities (5 capitals) and already represents almost 50% of fixed service revenues.

Product Revenues totaled R$ 845 million, an increase of 11.2% compared with 2017, reflecting a better sales mix that contributed to a higher average price of handsets (+7.7% YoY). This increase was accompanied by a 3.1% reduction in the volume of handsets sold in 2018 compared with 2017.

7.2. Operating Costs and Expenses

* Operating Costs normalized by adjustments to the sale-leaseback contract of towers (+R$ 431,000 in 4Q18, +R$ 1.1 million in 2Q18, +R$ 220,000 in 1Q18 and +R$ 1.8 million in 2Q17), temporary HR and G&A costs (+R$ 120,000 in 2Q17 and +R$ 132,000 in 1Q17), tax credit due to the exclusion of ICMS from the calculation basis of PIS/COFINS (-R$ 159.1 million in 4Q18) and loss forecast revision for labor contingencies (outsorced and internal) and tax contingencies (+R$ 156.5 million in 4Q18).

In 2018 Reported Operation Expenses totaled R$ 10,487, an increase of 1.9% compared to reported expenses in 2017. Disregarding non-recurring effects, Total Normalized Costs and Expenses increased 2.0% in the year, totaling R$ 10,487 million in 2018. The main effects that affected costs were (i) (-R$ 159.1 million) the gain from a positive judicial decision excluding the ICMS from the calculation basis of PIS/COFINS (Financial Statement note 9), (ii) (+R$ 157 million) loss forecast revision for for labor and tax provisions related to previous years (Financial Statements note 24) and, (iii) (+R$ 431 thousand) adjustment of sale-leaseback towers contract (Financial Statements note 16).

This performance is explained by (i) higher cost of goods sold (COGS), (ii) increase of bad debt from higher exposure to postpaid clients and (iii) expenses related to right to use the TIM trademark. Still, the performance lagged inflation in the time period (IPCA 12M; 3.75%) and influenced positively by the initiatives delivered in our Efficiency Plan.

The Efficiency Plan reached 118% of the target for 2018, reinforcing the focus on strict costs control. In the time period, the plan's initiatives generated savings of more than R$ 340 million.

An analysis detailing the operational expenses for the year is presented below:

Normalized Personnel reached R$ 994 million in 2018, an increase of 4.0% compared to 2017 impacted by (i) inflation of the previous year, which updated the wage and benefits base; (ii) higher number of employees (+1.5% YoY); (iii) temporary effect generated by the end of contracts of executives who left the company; and (iv) re-composition of old pension plans.

Selling and Marketing Expenses increased 0.7% YoY, reaching R$ 3,518 million impacted by higher expenses (i) with postpaid and residential broadband sales, (ii) due to campaign-triggered offers during the year and (iii) related to the right to use the TIM trademark6. Such effects were partially offset by (i) efficiencies generated by process digitalization, (ii) reduction of FISTEL expenses and (iii) lower expenses with recharge commissioning.

Network and Interconnection in 2018 declined 4.3% YoY compared to 2017. This result was influenced by lower Interconnection costs, with the main improvement factors being (i) falling mobile termination rate (VU-M), (ii) lower pressure from outgoing traffic to other operators and (iii) cost reduction from content providers. These positive effects more than offset the higher costs related to network elements and infrastructure sharing and rent.

General and Administrative Expenses (G&A) ended 2018 with an increase of 5.5% compared to 2017, mainly due to higher expenses related to collection services with the start of a new contact center operation in September, one of the initiatives implemented in our action plan aiming to recover bad debt, and higher costs linked to maintenance.

Cost of Goods Sold (COGS) was R$ 884 million, an increase of 4.4% compared to 2017, accompanying the dynamics of handset revenues with an increase in the average selling price by 7.7% YoY, more than offsetting the reduction of sales volume in the period (-3.1% YoY).

Provision for Doubtful Accounts (Bad Debt) in 2018 reached R$ 530 million, an increase of 67.5% YoY, explained by the continued growth of revenues exposed to delinquency due to postpaid base growth. Even with this expansion, bad debt as a percentage of Gross Revenues remains under control at a level of 2% in the year.

Other Normalized Operating Revenues (Expenses) totaled R$ 322 million, an increase of 8.3% YoY. Despite the seasonal oscillations during the year, the participation of this line over total Normalized OPEX in 2018 was 3.1% (compared to 2.9% in 2017).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 46.4 per gross addition in 4Q18, an increase of +17.1% YoY. The drivers remain greater commissioning expenses (higher postpaid mix in gross additions) and advertising.

Despite the increase in SAC, the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 2.1 months in 2018.

7.3. From EBITDA to Net Income

*EBITDA Normalized according to the items indicated in the Costs section -R$ 840,000 in 2018, of which -R$2.1 million in 4Q18, and +R$ 2.1 million in2017). Financial expenses are adjusted by monetary correction over tax credits and labor and taxes contingencies (-R$ 66 million in 4Q18).Net Income Normalized by the tax credit due to the merger of TIM Celular into TIM S.A. and other effects (-R$ 927 million in 2018, of which +R$23 million in 4Q18).

EBITDA

Normalized EBITDA totaled R$ 6.6 billion in 2018, a robust growth of 10.3% YoY. The main levers were: (i) growth of Mobile Service Revenues, (ii) growth of fixed service revenues boosted by TIM Live, and (iii) costs kept under control with the Efficiency Plan.

Normalized EBITDA Margin ended 2018 at 38.5%, 1.8 p.p. addition YoY, maintaining the growth trajectory of the past 4 years.

EBITDA exposure to VU-M fell 1 p.p, ending the year with a -0.2% exposure. This indicator's dynamics tend to be a little more volatile and more linked to off-net traffic dynamics (incoming vs. outgoing).

Depreciation and Amortization (D&A) / EBIT

D&A increased 2.8% YoY in 2018, explained mostly by growth in software investment dedicated to the digitalization process and by the 700MHz license (license starts to be amortized once the cities are activated). Normalized EBIT increased 26.0% YoY in the year, while reported EBIT grew 26.2% YoY in 2017.

Net Financial Result

Net Financial Result was negative by R$ 537 million, impacted by non-recurring effects totaling R$ 66 million.

Excluding these effects, Normalized Net Financial Result was negative by R$ 604 million, 21.2% more negative than in 2017. Such performance is explained by impacts from the implementation of the 700MHz license7 in more cities, the increase in PIS/COFINS related to the distribution of interest on capital.

Income Tax and Social Contribution

Reported Income Tax and Social Contribution were positive by R$ 658 million in 2018 affected by the non-recurring effects described previously and by the impact of the merger of TIM Celular into TIM S.A., which generated a tax credit of R$ 950 million.

Income Tax and Social Contribution Normalized were positive by R$ 269 million in 2018, an increase of R$ 68 million compared to 2017 with an effective rate of 14.7% compared to -14.0% in the previous year. Such result is mainly explained by the expansion of EBIT offset by the deductibility of about R$ 850 million payment of Interest on Capital approved in 2018.

Net Income

Net Income Normalized by the effects described previously totaled R$ 1.6 billion, an increase of 26.6% YoY, while Earnings per Share (EPS) was R$ 0.65 compared to R$ 0.51 in the previous year.

Net Income totaled R$ 2.6 billion, an increase of 107.0% YoY with EPS of R$ 1.06 compared to R$ 0.51 in 2017.

7.5. Cash Flow, Debt and CAPEX

* EBITDA normalized according to the items indicated in the Costs section -R$ 840,000 in 2018, of which -R$2.1 million in 4Q18, and +R$ 2.1 million in 2017)

The Free Operating Cash Flow (FOCF), excluding the 700 MHz license, was R$ 2,943 million in the year, an increase of R$ 565 million compared to 2017, resulting from EBITDA growth and CAPEX reduction offset by lower working capital.

CAPEX

In 2018, investments retreated 4.1% YoY and totaled R$ 3,977 million, continuing to be allocated to infrastructure (more than 85%), mainly projects in transport network, IT and 4G technology through 700MHZ and the refarming of 1.8 GHz and 2.1 GHz.

DEBT AND CASH

The 2018 Gross Debt totaled R$ 3,325 million, a reduction of R$ 3,098 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 1,732 million (related to the sale of towers, the LT Amazonas project and other financial leasing operations) and (ii) the hedge position in the amount of R$ 70 million (reducing gross debt) which includes derivatives (Dollar “Call Option”). This year, the balance for the acquisition of the 700MHz license was re-classified. Its updated amount in 2018 is R$ 114 million, which the Company is challenging in court8.

TIM's debt is concentrated in long-term contracts (75% of the total), consisting mainly of BNDES financing. Approximately 16% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. The average cost of debt excluding leasing was 8.4% p.y., compared to 10.5% p.y. in 2017. During 2018, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 3,511 million.

In 2018, Cash and Securities totaled R$ 1,860 million, a reduction of R$ 1,866 million YoY. The main movements in 2018 that affected cash and securities are presented below:

In the year, the average financial yield was 6.5% p.y. compared to 10.2% p.y. in the same period of the previous year, following the reduction in the Selic rate.

The Net Debt/EBITDA ratio was 0.22x in 2018, down from 0.45x in 2017. In 2018, Net Debt totaled R$ 1,465 million, a R$ 1,232 million decrease compared to the same period of the previous year, when net debt was R$ 2,697 million.

8. Social Responsibility

The Company's Social and Environmental Responsibility Policies guide actions and initiatives, and are based on the UN Global Compact's principles. This is a voluntary agreement that TIM has belonged to since 2008. The 10 principles of the Global Compact organized by human rights, working conditions, the environment and the fight against corruption are utilized as guidelines for business at the Company.

In November 2018 TIM was confirmed for the 11th consecutive year in B3's Business Sustainability Index (ISE), a list with shares of companies that are highly committed to sustainability and corporate governance, continuing as the telecommunications company on the list for the most consecutive years.

The Company has a Climate Change Policy that establishes guidelines for the management of its emissions of greenhouse gases and also publishes an inventory of its greenhouse gases pursuant to GHG Protocol methodology. In 2018 for the sixth year the inventory was qualified with the gold seal.

TIM Institute

Founded in July 2013, the mission of TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation. It does so through mathematics and science education projects for children and young people and the development of free technologies that contribute to the implementation of public policies.

The actions of the TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people including 500,000 students and 15,000 teachers.

In 2018, 200 students were selected to receive the TIM-OBMEP Institute Scholarships, offered to medalists of the Brazilian Public Mathematics Olympiad (OBMEP) who entered public universities and come from low-income families. The student aid comes from the partnership between TIM Institute and the National Pure Mathematics Institute (IMPA).

Academic Working Capital – AWC, an entrepreneurial education program that provides mentoring and financial support for college students who want to turn their Course Conclusion Work (TCC) into technology-based businesses, continued in 2018. At the end of the year, the students supported by the program presented their businesses at an Investment Fair, attended by investors and market experts.

Another action in the education field, the Busca Ativa Escolar (http://buscaativaescolar.org.br/) is a platform developed by TIM Institute in partnership with Unicef (United Nations Children's Fund), which has led over 2,000 Brazilian municipalities to solve school exclusion issued in their areas. It uses free technology to expedite the search and reintegration of children and teens currently not in school.

Scientific education also comprises one of TIM Institute's lines of action. In 2018, for the first time the TIM Institute established a partnership with Garatea-ISS, a scientific education and aerospace program for children. The aim of the project is to awaken student interest and their taste for science in a practical and amusing manner. At the end of the project, the best scientific experiments were selected and the winning entry is being readied for launch to the International Space Station (ISS).

Another unprecedented project supported by the TIM Institute in 2018 was Robolab, which offered robotics training and classes for teachers and students of public schools in the State of São Paulo. The TIM Institute offered connectivity to the schools so that the teacher training workshops and the robotics classes could take place.

Energy

In line with the principles of the Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of the network infrastructure is accompanied by energy efficiency actions. Projects include the modernization of lighting and air conditioning installations; temporary or permanent shutdown of idle equipment; Freecooling – a system for exchanging heat from equipment containers through the installation of cooler in shelter-type sites (cabinets) that allow the reduction of the use of energy and refrigerant gases in air-conditioning equipment; Decommissioning – turning off and removing equipment from the site in order to save energy and free up space for new projects.

Energy consumption	2018	2017
Electricity (MWh)	1,028,3501¹	719,070
Fuels (L)	1,120,775¹	1,054,548

(¹) Data subject to change after external verification.

In addition to investing in energy efficiency, TIM has sought alternative sources of energy, aware of the potential that Brazil offers in renewable sources. In 2018, the Company continued the self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demands of more than 1,000 sites. In addition to this initiative, we also continue to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. In 2018, the renewable energy sources totaled about 26% of energy consumption at the Company. (302-4, GRI Standard).

At the end of 2018, TIM reached a total of 841 active Biosites. Biosites are structures with significant reduction in visual impact which, in addition to telecommunications transmission, add lighting and security via security cameras.

For more information, access TIM's Sustainability Report, which presents the main financial, social and environmental results along with important themes for the company's business and sustainability governance, and also our commitment to sustainable development.

The social investment initiatives include donations, TIM Institute projects and sponsorships. In 2018 more than R$ 8 million were invested in social benefit, as detailed below:

Private Social Investment 2018 (R$'000)
Donations	73
TIM Institute Projects	3,703
Education	2,071
Investments	188
Work	600
Inclusion	190
Other	654
Community Initiatives¹	4,760
Sports sponsorpships	-
Cultural sponsorships	4,760
Other	-
Total	8,536
¹ Tax incentives are included in the total amount invested in this category and represent approximately 80% of the investment in Community Initiatives.

9. Corporate Governance

9.1. The Only Telecom Company in Novo Mercado

On August 3, 2011 TIM joined the "Novo Mercado", a segment that concentrates companies committed to the best corporate governance practices.

The migration to Novo Mercado resulted in benefits for all shareholders.  The required rules, aligned with the best corporate governance practices of markets such as the United States and Europe, promote greater liquidity and valuation of shares, allowing broader access to international markets, in addition to promoting the strengthening of the institutional image and increasing confidence in the Company.

Additionally, TIM belongs to the select group of companies that comprise the portfolios of the Corporate Governance Index (IGC), the Stock Index with Differentiated Tag Along of B3 (ITAG) and also of the Corporate Sustainability Index (ISE), made of companies committed to managing risks deriving from economic, environmental and social developments.

9.2. Corporate Governance at TIM

TIM Participações is a publicly-held Company, managed by the Board of Directors and an Executive Board and supervised by a Fiscal Council and a Statutory Audit Committee.

The duties and responsibilities of the Board of Directors, the Executive Board, the Fiscal Council and the Statutory Audit Committee are determined by Brazilian law, the Company's Bylaws, the Novo Mercado Listing Regulation, the Internal Rules of the Board of Directors, the Internal Rules of the Fiscal Council and the Internal Rules of the Statutory Audit Committee.

As active members responsible for the community in which they operate, the Company and its managers must guide their actions by legality and ethics, based on three fundamental principles:  transparency, honesty and loyalty.

In conducting its business guided by good faith, in addition to ethics and loyalty, the Company seeks to: (i) act with transparency in business, (ii) promote fair competition; (iii) act with competitive excellence in the market; (iv) serve the welfare and growth of the community in which it operates; (v) enhance human resources; and (vi) promote sustainable development.

9.3. Disclosure Policy

In 2002, TIM Participações adopted a Disclosure/Negotiation Policy and Differentiation of Corporate Governance from NYSE, which the Company's management adhered to by signing the term of acceptance. As part of this policy, a code of conduct was established to be followed by all employees with access to privileged information and restrictions were imposed on negotiations with the Company's shares in certain periods.

The Company's Disclosure Policy provides the possibility of using the Portal Agência Estado, which can be accessed through the link:] http://economia.estadao.com.br/fatos-relevantes/, pursuant to CVM instruction no. 547/2014 which allowed the disclosure of material facts in free access news portals.

9.4. Board of Directors

The Board of Directors (CDA) comprises at least 5 (five) and at most 19 (nineteen) members, with a two-year tenure. Reelection is allowed. Currently, the Board of Directors comprises 9 (nine) members, of whom three (3) members are independent.  In 2018 the CDA met 14 (fourteen) times in the exercise of its functions.

All decisions taken by the Board of Directors are recorded in minutes, published and placed in the Board of Directors' minute books, archived in the Company's headquarters.

The Board meets ordinarily once a quarter and extraordinarily upon a call made by its Chairman, or by any two board Members, or by the Company's Chief Executive Officer. The Chairman of the Board may invite any member of the Executive Board, other executives of the Company and also third parties who may contribute opinions or recommendations related to the matters to be deliberated. Those invited to attend meetings of the Board shall not have right of vote.

The Board of Directors has two (2) advisory committees, the Compensation Committee and the Control and Risks Committee, and one or more members may participate in both Committees simultaneously. The Board of Directors also has an advisory and instruction agency directly linked to it, the Statutory Audit Committee.

9.5. Executive Board

The Executive Board is the representative and executive management body of the Company, comprising at least two (2) and at most twelve (12) executive officers, elected by the Board of Directors for a two-year tenure, reelection allowed. They may be dismissed by the same agency at any time. Currently, the Company's Executive Board has 6 (six) members.

9.6. Fiscal Council

The Fiscal Council (CF) is the supervisory body for the acts of the Company's management and for the information to shareholders, and it must function permanently. The Fiscal Council is composed of at least 3 (three) and at most 5 (five) effective members, all independent professionals recognized by the market, who have no other ties to the Company, each with a respective alternate, whether shareholders or not, elected by the General Meeting. Currently, the Company's Fiscal Council is composed of three (3) members. In 2018 the CF met 9 (nine) times in the exercise of its functions.

9.7. Statutory Audit Committee

The Statutory Audit Committee (CAE) is a collegiate agency of advice and instruction directly linked to the Board of Directors, comprising at least three (3) and at most five (5) members, all independent. Currently, the CAE has 3 (three) members.

The CAE aims to supervise the quality and integrity of the financial reports, adherence to legal, regulatory and statutory standards, the adequacy of processes related to risk management and the activities of both internal and independent auditors, as well as to supervise and evaluate the signing of contracts of any type between the Company or its subsidiaries, on one side, and the controlling shareholder or its associated, colligated companies, which are subject to common control or parent company control, or that otherwise constitute Company related parties, on the other side. Besides its ordinary attributions, the CAE also performs the function of the Company's Audit Committee, in accordance with the provisions of the Sarbanes Oxley Act, to which the Company is subject because it is registered in the US Securities and Exchange Commission – SEC. In 2018 the CAE met 22 (twenty two) times in the exercise of its functions.

The CAE members analyzed the Financial Statements together with the Independent Auditor's Report and the Annual Management Report for the fiscal year ended on December 31, 2018 ("Annual Financial Statements for 2018"). Considering the information provided by the Company's Executive Board and the external audit of PricewaterhouseCoopers Auditores Independentes, as well as the proposal for allocation of the results for the year 2018, the CAE assessed that this information and documents adequately reflect, in all relevant respects, the patrimonial and financial positions of the Company and its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual General Meeting, pursuant to the Brazilian Corporate Law.

9.8. Control and Risks Committee

The Control and Risks Committee (CCR) is a collegiate advisory agency directly linked to the Board of Directors, and should consist of at least 3 (three) members and at most 5 (five) members of the Company's Board of Directors. Currently the CCR is composed by 3 (three) members, of whom 2 (two) are independent. In 2018 the CCR met 9 (nine) times in the exercise of its functions.

9.9. Compensation Committee

The Compensation Committee (CR) is a collegiate advisory agency directly linked to the Board of Directors, and must comprise 3 (three) members of the Company's Board of Directors.  Throughout 2018, the CR met 3 (three) times in the exercise of its functions.

9.10. Shareholder Structure

The Company ended 2018 with share capital in the amount of R$ 9,913,414,421.74 represented by 2,421,032,479 common shares. TIM Brasil Serviços e Participações S.A. holds share control of TIM Participações with approximately 67% of the shares.

9.11. Corporate Reorganization

In October 2018, the Company concluded the corporate reorganization project of its subsidiaries TIM Celular and TIM S.A. (current name of Intelig Telecomunicações Ltda.) through the merger of TIM Celular by TIM S.A. The Company booked the entire deferred tax asset in the amount of R$ 952.4 million coming from the amounts it has utilization rights to as tax loss (R$ 702.6 million) and the negative base of Social Contribution over Income (R$ 249.7 million).

As previously indicated, the Reorganization aimed to seize operating and financial synergies through the implementation of a more efficient process structure, as well as accounting systems and internal controls. The ownership structure change is shown below.

9.12. Dividend Policy

According to the Bylaws, the Company must distribute as mandatory dividend, for each fiscal year ended on December 31, as long as there are amounts available for distribution, the amount equivalent to 25% of adjusted net income.

It is mandatory to maintain a legal reserve, to which the Company must allocate 5% of the net income of each fiscal year until the value of this reserve is equivalent to 20% of the capital.

The distribution of annual dividends is resolved by the Annual General Meeting.

9.13. Events of the Fiscal Year and Subsequent

Dividends Payment and Interest on Capital (IOC)

In May 2018 the Company released a Material Fact informing its shareholders and the market in general about the payment of R$ 800 to R$ 900 million approximately as IOC, related to the fiscal year ending on December 31, 2018 being allocated to the minimum dividend mandatory for the fiscal year and ad referendum at the Ordinary General Meeting of 2019.

TIM made the following payments of IOC, totaling approximately R$ 850 million, within the guidance provided by the Company to the market, which account for 33.2% of the Net Income reported above.

Payment Date	Amount Paid	Per Share
01/24/2019	379,993	0.156997806
11/12/2018	240,007	0.099162742
08/10/2018	230,000	0.095040657

1st Issuance of Debentures from TIM S.A.

In January 2019, through its subsidiary TIM S.A., the Company issued R$1.0 billion unsecured non-convertible Debentures, with additional personal guarantee from the Company, for public distribution with restricted efforts, as set forth in CVM Instruction No. 476. The proceeds will be used to strengthen working capital and will pay interest at 104.10% of the CDI for a period of 18 months.

MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

10. Capital Market

The common shares of TIM Participações are traded on the São Paulo Stock Exchange (B3) under the TIMP3 code and the ADRs, American Depositary Receipts, on the New York Stock Exchange (NYSE) under the TSU code.

The São Paulo Stock Exchange Index (Ibovespa) closed 2018 at 87,887 points, accumulating a 15.0% increase when compared to the previous year, and a market cap of R$ 2.8 trillion.

The Company ended 2018 with its common shares quoted at R$ 11.70 on B3, accumulating a decrease of 10.7%, while the ADRs on NYSE reached a price of US$ 15.14, a decrease of 21.6% in the year. In terms of market cap, TIM closed the year valued at R$ 28.2 billion or US$ 7.6 billion.

 MANAGEMENT REPORT AND ANALYSIS FOR 2018 RESULTS

COMMENTS ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018

Final Considerations

TIM Participações S.A., with the permanent objective of maintaining a continuous, balanced and sustainable growth, thanks its customers for their loyalty and reiterates the commitment to tirelessly seek mechanisms to return the preference through quality and a differentiated service.  Acknowledgements also extend to the commercial partners, suppliers and financial institutions, for their support and trust, and especially to the employees, without whom the objectives would not have been achieved and, finally, to the shareholders, for the support and trust in the management of the business.

The Management

TIM PARTICIPAÇÕES S.A. AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

As of December 31

(In thousands of Reais , except as indicated otherwise)

1. Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or the “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM Participações as at December 31, 2018, (66.58% as at December 31, 2017). The main purpose of the Company and its subsidiary (the “Group”) is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiary are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Corporate Reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act transforming Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A.. On September 30, 2018, the Company’s Management had obtained from third parties all approvals and consents required to perform the said restructuring. As a result, the Company’s Management proceeded with the merger on October 31, 2018, based on the net book assets of TIM Celular, in the amount of R$17,035,254, in accordance with the valuation report issued by independent experts as at September 30, 2018. Also as a result of this corporate restructuring, the amount of R$952,368 relating to deferred income tax assets arising from tax losses and the negative base of TIM S.A. were recognized on September 30, 2018 (Note 10).

T he changes in TIM Celular’s equity between the date of the repor t and the merger were transferred, absorbed and incorporated into the operating income of TIM S.A., as set forth in the protocol of the merger. As a result of the merger, all TIM Celular operations were transfe rred to TIM S.A., which succeeded it in all its assets, rights and liabilities, universally and for all purposes of the law ..

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A. )

The Company holds 100% of TIM S.A.’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the financial statements

The individual and consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”) issued by the International Ac counting Standards Board (“IASB”) , and provide all material information required for such financial statements, and only such statements, which is consistent with the information used by Management in the course of its duties.

The significant accounting p olicies applied to the preparation of these financial statements are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated financial statements were prepared according to the accounting practices in place in Brazil issued by the CPC and according to the IFRS issued by the IASB. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to separate financial statements, as now the IFRS permit the application of the equity method in subsidiaries, affiliates and joint ventures in separate information, they are also in accordance with the IFRS issued by the IASB. These individual financial statements are presented together with the consolidated financial statements.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are fully classified as long-term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the financial statements.

b.

Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are conv erted into Reais at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each Group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the financial statements used in the consolidation are the same for all Group companies.

e. Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on February 19, 2019 ..

f. New standards, amendments and interpretations of standards

I) Among the new standards and/or interpretations that became effective as of January 1, 2018 issued by the CPC and the IASB, the following standards and/or interpretations had a material impact on the Company’s financial stat ements :

IFRS 9/CPC 48 – “Financial instruments”

On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 48, which is equivalent to IFRS 9. The Company opted for the retrospective adoption of this standard, with the cumulative effect of the initial application being recognized o n the date of this initial application, that is, January 1, 2018, with the cumulative effect on the date of the initial application of the standard being recognized as an adjustment to the initial balance of the revenue reserve in shareholders’ equity.

Th is standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

This st andard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on the assessment of the following assumptions:

(i)

The business mode l of the entity regarding the management of financial assets; and

(ii)

The characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard broadly maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements and commitments to grant loans at interest rates that are lower than those used in the market, among others. There was no material impact on the classification of financial assets and liabili ties of the Company due to the adoption of the new standard. Complete information based on the nature of each financial asset and liability, as provided for in this new standard, is disclosed in Note 37 ..

Regarding impairment, the new standard establishes the recognition of the provision for expected credit losses, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating the impa irment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful accounts as at January 1, 2018, recorded to the "profit reserve", as presented in the table below.

IFRS 15/CPC 47 – “Revenue from c ontracts with c ustomers”

The CVM resolved to approve technical accounting pronouncement CPC 47, which is equivalent to IFRS 15, as of December 22, 2016. The Company adopted IFRS15 (CPC47) retrospectively, with the cumulativ e effects of the initial application being recognized on the date of the initial application, on January 1, 2018. Accordingly, as provided for in this standard, the Company recorded the cumulative effect as at the date of the initial application of the sta ndard as an adjustment to the initial balance in the revenue reserve. In accordance with this transition method, the entity applied this pronouncement retrospectively only for contracts that are still in force as at the date of the initial application.

Cu rrently, the Company offers commercial packages that basically bundle equipment or mobile devices with fixed or mobile telephony services, while the revenue from services is recognized separately, in accordance with their nature and based on their relevant fair values.

Identification of contracts

The Company performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

Identification of performance obligations

Upon the adoption and initial application of the contract, the Company assessed the goods or services that were contractually promised to the customer and identified the p erformance obligations based on the commitments made to customers regarding the transfer of the following items:

(i)

Distinct goods or services (or group of goods or services), or

(ii)

Distinct goods or services that are substantially the same, and that can be tra nsferred to customers using the same transfer patterns.

Goods or services promised to customers are deemed to be “distinct” when the following criteria are fulfilled:

(a)

Customers are able to benefit from the item or service, whether separately, or jointly with other resources that are readily available to them (that is, the good or service is able to be “distinct”); and

(b)

The Company’s promise to transfer the item or service to customers can be separated from other commitments unde rtaken within the contract (that is, the commitment to transfer the item or service is “distinct” within the context of the contract).

Upon reviewing its contracts, the Company verified the existence of two main performance obligations: (i) sale and/or rental of equipment or mobile devices; and (ii) provision of fixed and/or mobile telephony and broadband (internet) services. Accordingly, the Company will recognize revenue when, or to the extent that, it satisfies the performance obligati ons by transferring the goods or services that were promised to the customer. An asset will be deemed as “transferred” when, or to the extent that, the customer obtains control of the asset , which is at the moment of the delivery ..

Determination and allocation of price to performance obligation

The standalone selling price was defined by the Company based on the individual selling prices used by the Company or the market; or the contract price, which would be similar to that provided for in contracts with similar characteristics.

Thus, the adoption of the new revenue standard in some cases resulted in the early recognition of revenue from the sale of equipment and/or mobile devices, which are usually recognized upon the transfer of control to the cus tomer, basically due to the allocation of discounts between the performance obligations arising from the sale of plans that include services as well as equipment/devices. The difference between the carrying value of sales of equipment and/or mobile devices, and the amount received from the customer is recorded as a contractual asset and/or liability at the beginning of the contract. Revenue from telecom services, in turn, will be recognized in the income sta tements based on the allocation of the transaction price, and to the extent that services are being provided to customers i n monthly basis.

Revenue from sales of devices to business partners is accounted for upon physical delivery to the partner, net of t axes, rather than upon sale to end customers, as the Company does not hold any control over the products sold.

Costs of obtaining the contract

In accordance with the standard, the entity must recognize in assets the incremental costs of obtaining the contract if the entity expects to recover such costs. Upon adoption of the new standard, the Company recognized, under “prepaid expenses”, these amounts in assets and, subsequently, in income, in accordance with the transfer, to the customer, of the goods or services to which the asset refers. It should be highlighted that the Company already capitalized costs of obtaining new agreements, in the corporate segment only, which were measured and registered net of any impairment adjustments, as re quired in CPC 04 and/or IAS 38, and that, following the adopti on of IFRS 15/CPC 47 , the Company’s M anagement decided to reclassify the accumulated balances from the “intangible assets” account to the “prepaid expenses” account.

As a result of the above, t he Company recognized, on January 1, 2018, an increase of R$36 million, before deferred taxes, in the item “profit reserve.”

The table below presents the principal effects of the adoption of IFRS15 /CPC47 , also including the effects of the adoption of IFRS9 /CPC48 in the opening balances as at January 1, 2018.

	Consolidated
	Originally Reported	Adjustments	Balances under IFRS 15 and 9
	Jan 1 st , 2018		Jan 1 st , 2018
Assets	32,600,365	(58,100)	32,542,265

Current assets	7,607,388	38,474	7,645,862
Trade accounts receivable (e)	2,540,856	(130,137)	2,410,719
Contractual assets (b)	-	5,397	5,397
Inventories	123,785		123,785
Prepaid expenses (a, c)	168,366	163,214	331,580
Other assets	4,774,381		4,774,381
Non-current assets	24,992,977	(96,574)	24,896,403
Long - term receivables	2,841,962	32,186	2,874,148
Trade accounts receivable	26,207		26,207
Prepaid expenses (a, c)	39,466	32,186	71,652
Other assets	2,776,289		2,776,289
Property, plant and equipment	10,838,488		10,838,488
Intangible assets (c)	11,312,527	(128,760)	11,183,767

Liabilities and s hareholders’ e quity	32,600,365	(58,100)	32,542,265

Total l iabilities	14,449,181	4,020	14,453,201
Current liabilities	7,224,437	30,295	7,254,732
Contractual liability and deferred revenue (d)	480,431	30,295	510,726
Other liabilities	6,744,006		6,744,006
Non- c urrent l iabilities	7,224,744	(26,275)	7,198,469
Contractual liability and deferred revenue (d)	990,932	5,408	996,340
Deferred income and social contribution taxes (f)	98,919	(31,683)	67,236
Other liabilities	6,134,893		6,134,893
Shareholders’ e quity	18,151,184	(62,119)	18,089,065
Capital shares	9,866,298		9,866,298
Revenue reserves	6,612,819	(62,119)	6,550,700
Other	1,672,067		1,672,067

In the fiscal year 2018, the new accounting standards had the following impact on the income:

	Consolidated
	Balances without IFRS 15 and IFRS 9	Adjustments	Balances under IFRS 15 and IFRS 9

Net revenue from services (b, d)	16,205,208	1,030	16,206,238
Net revenue from products (b, d)	844,968	(69,877)	775,091
Net revenue	17,050,176	(68,847)	16,981,329
Cost of services provided and goods sold	(4,581,463)	‐	(4,581,463)
	12,468,713	(68,847)	12,399,866
	(5,905,173)	(122,849)	(6,028,022)
Operating revenue (expenses)
Selling expenses (a, e)	(4,685,128)	(122,849)	(4,807,977)
General and administrative expenses	(936,756)	‐	(936,756)
Other revenue (ex penses), net	(283,289)	‐	(283,289)
	6,563,540	(191,696)	6,371,844

Depreciation and amortization (c)	(4,124,567)	170,246	(3,954,321)

Financial income (expenses)	(537,333)	‐	(537,333)

Income before income and social contribution taxes	1,901,640	(21,450)	1,880,190

Income and social contribution taxes (f)	657,617	7,294	664,911

Net income for the period	2,559,257	(14,156)	2,545,101

The principal adjustments arising from the new standard are as follow s :

a-

Costs of obtaining contracts with customers, which are deferred over the period of the contract (retention period of 12 to 24 months), net of any impairment adjustments ..

b-

Contractual assets recognized when the Company has fufilled the performance obligation s through the sale of equipment/devices or the provision of services to the client before the client pays the consideration, or before the payment is due.

c-

Reclassification to the “prepaid expenses” account of costs of obtaining contracts that were formerly capitalized as intangible assets.

d-

Contractual liabilities recognized when the client has paid the consideration, or when the Company has the right to a consideration amount that is unconditional, before the Company has fu l filled the performance obligation, due to the provision of services to the client.

e-

Increase in the provision for losses from doubtful accounts arising from the use of the new standard IFRS 9/CPC 48, in which the Company should recognize a provision for expected credit losses.

f-

Tax impact on first-time adjustments under the new accounting standards.

Contracts with customers

At December 31, 2018, the balance of contractual assets and liabilities is as follows:

2018

Contractual assets	130
Contractual liabilities	(20,928)

Contracts with customers give rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the period:

Contractual assets (liabilities)
Balance as at January 1, 2018	(12.305)
Additions	(23.545)
Write-off	15.052
Balance as at December 31, 2018	(20.798)

The estimated realization of the balances of contractual assets is described below:

	2019	2020
Contractual assets (liabilities)	(17,130)	(3,668)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of contracts with customers effective for less than one year.

II) The new standards below were issued by the CPC and the IASB, but they are not in force for the period ended December 31 , 2018. The early adoption of these standards, although encouraged by the IASB, was not allowed in Brazil by the CVM, based on a pronouncement of the CPC.

•

Annual improvements in IFRS – Cycle 2015 to 2017

•

IFRS16/CPC 06 (R2) – Leases

•

IFRIC23 – Uncertainty regarding income tax treatment

•

IFRS9 amendments – Prepayment features with negative compensation

•

IAS28 amendments – Long-term interests in associates and joint ventures

•

IFRS10 and IAS28 amendments – Sale or constitution of assets between an investor and its affiliate or joint venture

•

IFRS17 – Insurance contracts

Concerning the aforementioned standards, the following is worth pointing out:

IFRIC 23/ICPC 22 – Uncertainties about the treatment of income taxes

The interpretation explains how to consider the uncertainty in recognizing income tax.

IAS 12/CPC32 - Income Tax specifies how to recognize current and deferred income taxes, but not how to reflect the effects of uncertainty. For example, it may not be clear:

•

How to apply the tax laws to specific transactions or circumstances;

•

Or whether the tax authorities will accept a certain tax treatment used by the entity. If the entity concludes that a particular tax treatment is unlikely to be accepted, then it must use estimates (the most likely amount or expected amount) to determine the tax treatment (taxable income, tax bases, unused tax losses, unused tax credits), tax rates and so on. The decision should be based on the method that provides the best forecasts of resolution of uncertainties.

The Company’s Management understands that the application of this interpretation will have no material impacts on the Company’s financial statements because the Company’s Management, with support from its legal counsel, considers that the main lawsuits involving income and social contribution taxes, as set forth in Note 24, are more likely than not to be sustained in court.

IFRS 16/CPC 06 (R2) – “Leases”

In July 2014, the IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019, and approved by the CVM on December 21, 2017.

The new standard establishes the principles for the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short - term con tracts, that is, with a term of 12 months or less, or contracts in which the value of the underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i)

Retrospectively for each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or

(ii)

Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as at the date of initial app lication.

The Company decided to adopt IFRS16 (CPC 06 (R2) ) retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019. Additionally, the Company decided to take practical steps in its initial adoption of the standard, such as: (i) non-revaluation of financial lease agreements previously recognized according to CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); (ii) exclusion of lease agreements expiring in the next 12 months and unlikely to be renewed by the Company; and (iii) non-application of this new standard to agreements not previously identified as leases, using CPC 06 (IAS 17) and ICPC 03 (IFRIC 4).

The Company has a signific a n t number of lease agreements under which it is the lessee. Currently, a portion of these contracts are recognized as operating leases, and their payments are recorded on a straight line basis throughout the period of the contract. The Company has conclud ed the study of impacts of this new standard on its financial statements, which include d: (i) an estimat ion of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain ; (ii) a detailed review of the nature of the various lease agreements inherent in the telecommunications industry ; (iii) use of assumptions to calculate the discount rate, which was based on the increme ntal interest rate for the period of the agreement, among other things. Furthermore, given the relevance of the infrastructure lease agreements, specifically for t ransmission t owers , the Company decided to separately recognize the lease and non-lease compo nents for this class of assets.

The initial adoption will lead to a n increase of around R$5 ,100 million in total assets and liabilities due to the recognition of the rights to use the total leased and the liabilities arising from these leases, respectivel y.

The increase in lease liabilities due to the recognition of the right of use the assets results an increase in the Company's net debt, being the depreciation and interest charges recognized in the statement of income as a replacement of the operating lease expenses ("rental"), in the amount approximate of R$ 1,200 million, also resulting in a positive impact on EBITDA - Earnings Before Interest, Tax, Depreciation and Amortization (“unaudited”). Therefore, resulting in a relevant impact on cer tain financial indicators of the Company, as well as a corresponding increase in net cash provided by operating activities reported in the cash flows.

In qualitative terms, the main transactions to be impacted by the new standard include: lease of veh icles, lease of stores and kiosks in shopping malls, lease of sites , land and sharing of infrastructure.

Based on the studies conducted thus far, the Company does not expect the adoption of the other standards above, changes and interpretations above to have any significant impact on the Group’s financial statements for 2019.

Estimates and areas where judgment is significant in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent fiscal years are shown below:

(a)

Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flow derives from the Company’s business plan. Since this is an ongoing business, from the fifth projection year a perpetual nominal growth of cash flow was estimated.

Any reorganization activities to which the Company has not yet committed itself on the financial statements disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The recoverable value is sensitive to the discount rates used under the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2018, based on the sensitivity analysis of the main assumptions used, no variations that could reasonably be expected were identified that could rise to a possible impairment provision.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15).

(b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 37).

(e)

Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	2018	2017	2018	2017

Cash and banks	167	267	93,960	40,283
Unrestrictedly available financial investments:
CDBs/Repurchases	-	28,102	981,570	2,920,435

	167	28,369	1,075,530	2,960,718

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company’s investments in CBDs and Repurchases is 100.27% (100.92% at December 31, 2017) of the Interbank Deposit Certificate (“CDI”) rate.

Marketable securities

	Consolidated
	2018	2017

FUNCINE (3)	5,229	2,997
Sovereign Fund (4)	14,472	-
FIC: (1)
Government Securities	292,708	284,075
Repo Transactions (2)	289,352	236,095
Financial Bills	96,868	161,789
Other	91,441	83,655
	790,070	768,611

Current portion	(784,841)	(765,614)
Non-current portion	5,229	2,997

(1) In August 2017, the Company invested in open-ended Investment Funds in Units (“FICs”). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2018, the average yield of FICs was 100.81% of the variation of the CDI rate.

(2) “Repo Transactions” are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, in order to use the tax benefit of deductibility for income and social contribution tax purposes the Company invested the amount of R$3 million in the National Film Industry Financing Fund (“FUNCINE”). In 2018, the Company opted to make new investments in FUNCINE in the months of October and December in the total amount of R$2.4 million.

(4) The sovereign fund includes federal securities only.

Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) until the balance sheet date. Accounts receivable from clients are initially recogni zed at fair value and subsequently measured at amortized cost using the effective interest rate method less expected credit losses (“impairment”) ..

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient b y Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables ..

The fair value of trade accounts receivable equals the carrying value recorded as at December 31, 2018 and 2017. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowing (Note 20).

	Consolidated

	2018	2017
Trade accounts receivable	2,969,116	2,567,063

Gross accounts receivable	3,656,044	3,031,808

Billed services	1,733,229	1,390,616
Unbilled services	774,484	610,570
Network use (interconnection)	455,228	367,894
Sale of goods	691,312	661,180
Other accounts receivable	1,791	1,548

Provision for losses on expected accounts	(686,928)	(464,745)

Current portion	(2,838,808)	(2,540,856)
Non-current portion	130,308	26,207

The non-current portion includes the amount of R$103 million related to accounts receivable from other telephone carriers, recorded at present value considering the period and implicit interest rate in the transaction.

Change in losses from expected debts, recorded as an asset reducing account, were as follows:

	Consolidated
	2018	2017

Opening balance	464,745	370,452
Set-up of provision	544,881	316,387
Effect of the adoption of IFRS 9 / CPC 48 (note 2.f)	130,137	‐
Write-off of Provision	(452,835)	(222,094)
Closing Balance	686,928	464,745

The aging of accounts receivable is as follows:

	Consolidated
	2018	2017

Total	3,656,044	3,031,808

Falling due	2,459,315	2,028,983
Overdue- 1 to 30 days	308,744	271,560
Overdue - 31 to 60 days	144,309	113,584
Overdue -61 to 90 days	117,759	109,568
Overdue - over than 90 days	625,917	508,113

Previous accounting policy for impairment of trade receivables

In the previous fiscal year, the impairment of receivables was valued based on the incurred loss model. Individual uncollectible receivables were written-off by means of a direct reduction in the carrying value. The remaining receivables were valued on a collective basis in order to determine if there was any objective evidence of impairment incurred that had not been identified yet. For such receivables, the estimated impairment losses were recognized in a separate provision for impairment. The Group considered that there would be evidence of impairment if any of the following indicators were present:

..

Debtor facing significant financial difficulties;

..

Debtor likely to file for bankruptcy or financial r eorganization ; and

..

Default or delay to make payments (over 90 days overdue).

A provision for impairment of receivables was written off in cases where there were no further expectation of recovery.

Inventory

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	2018	2017

Inventories	183,059	123,785

Inventories	189,826	133,899
Mobile handsets and tablets	145,819	107,195
Accessories and prepaid cards	33,621	16,156
TIM chips	10,386	10,548

Losses on adjustment to realizable amount	(6,767)	(10,114)

8.

Indirect taxes, charges and contributions recoverable

	Consolidated
	2018	2017

Indirect taxes and contributions recoverable	1,192,765	1,335,587

ICMS	1,152,741	1,296,255
Other	40,024	39,332

Current portion	(280,254)	(386,001)
Non-current portion	912,511	949,586

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.

Direct taxes, charges and contributions recoverable

	Parent Company		Consolidated
	2018	2017	2018	2017

Direct taxes and contributions recoverable	45,278	11,677	905,521	532,543

Income tax (IR) and social contribution (CS) (i)	‐	2,129	414,408	434,823
PIS/COFINS (ii)	‐	3,721	384,093	53,509
Other	45,278	5,827	107,020	44,211

Current portion	(45,278)	(11,677)	(347,505)	(323,040)
Non-current portion	‐	‐	558,016	209,503

(i)

The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use is expected, for the year 2019; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits from a legal proceedings filed by TIM Nordeste S.A. (ultimately merged into TIM S.A.) with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases for the period from 2002 through 2009.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM Participações, throu gh its subsidiary TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the pa s t, which had filed proceedings of the same nature , has been chal lenging this issue in court since 2007 and 2006, respectively, with effects retroactive to up to five years, i.e. 2002 and 2001 respectively, as permitted. Based on the STF’s opinion favorable to taxpayers, the Company, supported by the opinion of its lega l consultants, and ceased to include the ICMS in the calculation base of PIS and COFINS social security contributions from April 2017.

The proceedings of the subsidiary have already received favorable decisions from the Appellate Court, aligning the under standing of the lower courts with the STF decision, and the appeals filed by the National Treasury have been denied based on these same arguments. Despite the request for the modulation of effects made by the Prosecutor’s Office of the National Treasury, t he Company, supported by its legal consultants, believes that the decision will not affect any rights claimed under the legal actions.

The Company is calculating the amounts to which it will be entitled at the end of the proceedings, and after the final a nd without appeal decision and procedural recognitions, credits should amount to R$3,296 million, of which R$1,863 million corresponds to the principal, and R$1,434 million to monetary adjustments. In addition to this potential tax credit, in November 2018, by reason of a final and without appeal decision, the Company recorded the amount of R$353 million, R$159 million of which corresponding to the principal, and R$194 million to monetary adjustments.

10.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at December 31, 2018 and December 31, 2017, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 25 are also being considered in deferred taxes. In addition, there is no statute of limitation in regards to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	2018	2017	2018	2017
Losses carried forward – income tax and social contribution			896,100	126,386
Temporary differences:
Provision for legal and administrative proceedings	3,345	908	293,349	196,589
Losses on doubtful accounts	-	-	244,428	164,707
Adjustments to present value – 3G license	-	-	9,124	11,066
Deferred income tax on accounting adjustments	53,569	53,569	58,268	59,839
Lease of LT Amazonas Infrastructure	-	-	24,978	19,003
Profit sharing	624	1,479	22,181	40,902
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(22,551)	(16,432)
Capitalized interest on 4G authorization	-	-	(301,525)	(258,175)
Deemed costs – TIM S.A.	-	-	(82,042)	(94,912)
Other	-	-	74,821	65,686
	57,538	55,956	859,509	(42,963)

Unrecognized deferred income tax and social contribution
	(57,538)	(55,956)	(57,538)	(55,956)
	‐	‐	801,971	(98,919)

Deferred tax assets portion	-	-	801,971	-
Deferred tax liabilities portion	-	-	‐	(98,919)

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named “Intelig Telecomunicações Ltda.”) on O ctober 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative s ocial c ontribution base on the income of TIM S.A., considering that t he latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 ari sing from amounts that may be used as tax losses (R$702,619) and the negative base of s ocial c ontribution on i ncome (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company’s governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring  schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2018.

Based on these projections, the Company expects to recover the credits as follows:

Deferred income and social contribution taxes
2019	102.835
2020	189.756
2021 onwards	603.509

Tax losses and negative base	896.100
Temporary differences	(94.129)
Total	801.971

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits related to tax losses carried forward and the negative basis of social contribution in the amount of R$85,812 for the year ended December 31, 2018 (R$132,389 on December 31, 2017—formerly TIM Celular S.A.).

Unrecognized deferred tax assets

Considering that TIM Participações S.A. does not carry out activities that could generate taxable profits, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$ 107,092 on December 31, 2018 (R$ 102,860 at December 31, 2017), were not recognized.

11.

Prepaid expenses

	Consolidated
	2018	2017

Prepaid expenses	346,441	207,832
Advertising not released (i)	76,651	124,387
Rentals and insurance	78,005	49,185
Network swap (ii)	11,449	20,191
Incremental costs for obtaining client contracts (iii)	173,056	‐
Other	7,280	14,069

Current portion	(272,060)	(168,366)
Non-current portion (iii)	74,381	39,466

(i) Represents the early payment of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period during which the advertising is broadcast.

(ii) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into an onerous contract and a reciprocal agreement for the assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenue (current and non-current) and is amortized to income according to the contract’s term.

(iii ) This is mainly represented by incremental costs related to sales commissions paid to sales agent in order to obtain customer contracts arising from the adoption of IFRS 15/CPC47, which are amortized to income according to the contract’s term., which is usually two years. The reclassified balance of the “intangible assets” account as of January 1, 2018 was R$128,760 (note 2.f).

12.

Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated
	2018	2017	2018	2017

Judicial deposits	131.270	112.307	1.345.113	1.366.576

Civil	4.546	1.277	334.028	344.204
Labor	106.335	92.311	492.000	493.705
Tax	1.763	1.693	299.310	286.375
Regulatory	‐	-	111	111
Online attachment (*)	18.626	17.026	219.664	242.181

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$ 66,700 (R$63,869 as at December 31, 2017).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (“FECP”) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 95,322 (R$92,066 as at December 31, 2017) ..

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$ 74,358 (R$71,722 as at December 31, 2017) ..

(iii)

Liability for CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$10,026 (R$9,687 as at December 31, 2017).

(iv)

Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by a number of municipal authorities. The current value of these deposits is R$ 16,7 19 (R$ 15,824 as at December 31, 2017).

(v)

Failure to approve the offsetting of federal debts against credits for withholding tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$ 10,868 (R$ 10,539 as at December 31, 2017).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$ 7,519 (R$ 7,056 as at December 31, 2017).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The current value of these deposits is R$ 4,793 (R$ 5,937 as at December 31, 2017).

(viii)

Voluntary reporting of tax debits and consequent cancellation of charging of fine for late payment. The current value of these deposits is R$ 4,485 (R$ 4,381 as at December 31, 2017).

(ix)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund (“FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line (“EILD”) revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$56,088 (R$53,128 as at December 31, 2017).

Investments – Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

(a)

Interest in subsidiary

December 31, 2018
TIM S.A.

Number of shares held	42,296,789,606

Interest in total capital	100%

Shareholders’ equity	19,526,515

Net income for the year	2,672,647

Equity in income from subsidiaries	2,672,647

Investment amount	19,526,515

	December 31, 2017
	TIM Celular S.A.	TIM S.A.	Total

Number of shares held	38.254.833.561	4.041.956.045

Interest in total capital	100%	100%

Shareholders’ equity	16.724.656	1.231.926

Net income for the year	1.147.943	131.648

Unrealized results	-	350

Revised net income for the year	1.147.943	131.998	1.279.941

Equity in income from subsidiaries	1.147.943	131.998	1.279.941

Investment amount	16.724.656	1.231.926	17.956.582

(b)

Changes in investments in subsidiaries

	TIM Celular	TIM S.A.	Total

Balance of investments as at December 31, 2016	15,892,119	1,099,067	16,991,186

Equity in income from subsidiaries	1,147,943	131,998	1,279,941
Proposed dividends	(53,497)	-	(53,497)
Interest on shareholders’ equity	(224,725)	‐	(224,725)
Stock options	7,277	(98)	7,179
Cash flow hedging	1,231	959	2,190
Retirement supplement	(692)	-	(692)
Supplementary dividends paid	(45,000)	-	(45,000)

Balance of investments as at December 31 , 2017	16,724,656	1,231,926	17,956,582

Equity in income from subsidiaries	‐	2,672,647	2,672,647
TIM Celular merger effect	(16,724,656)	16,724,656	‐
Stock options	‐	3,170	3,170
Cash f low h edge	‐	‐	‐
Retirement complement	‐	(142)	(142)
Interest on equity	‐	(953,795)	(953,795)
Supplementary dividends	‐	(89,828)	(89,828)
Impact from initial adoption of the new accounting standards (Note 2.f)		(62,119)	(62,119)

Balance of investments as at December 31 , 2018	‐	19,526,515	19,526,515

In December 31, 2018, the parent company has an Interest on shareholders’ equity or minimal declared dividends receivables in the amount of R$ 362,436 (2017 - R$ 53,497), which the settlement is scheduled at the beginning of subsequent year.

Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and that are recognized in “other operating expenses (revenue), net” in the statement of income.

(a)

Changes in property, plant and equipment

	Consolidated
	Balance for 2017	Additions/ Depreciation	Disposals	Transfers	Balance for 2018
Total cost of property, plant and equipment, gross	31,166,905	2,746,039	(80,141)	‐	33,832,803
Commutation/transmission equipment	18,766,840	8,974	(48,203)	2,078,638	20,806,249
Fiber optic cables	683,971	20	‐	78,184	762,175
Leased handsets	2,181,630	‐	(15,675)	147,990	2,313,945
Infrastructure	5,652,840	678	(4,562)	484,854	6,133,810
Informatics assets	1,615,325	9	(9,511)	73,505	1,679,328
General use assets	739,439	286	(2,018)	59,132	796,839
Land	40,794	‐	‐	‐	40,794
Construction in progress	1,486,066	2,736,072	(172)	(2,922,303)	1,299,663
					‐
Accumulated depreciation	(20,328,417)	(2,371,362)	70,598	‐	(22,629,181)
Commutation/transmission equipment	(13,373,003)	(1,610,326)	47,260	‐	(14,936,069)
Fiber optic cables	(290,699)	(54,833)	‐	‐	(345,532)
Leased handsets	(2,016,018)	(124,709)	8,500	‐	(2,132,227)
Infrastructure	(2,697,878)	(463,856)	3,844	‐	(3,157,890)
Informatics assets	(1,448,694)	(72,885)	9,465	‐	(1,512,114)
General use assets	(502,125)	(44,753)	1,529	‐	(545,349)

Total property, plant and equipment, net	10,838,488	374,677	(9,543)	‐	11,203,622
Commutation/transmission equipment	5,393,837	(1,601,352)	(943)	2,078,638	5,870,180
Fiber optic cables	393,272	(54,813)	‐	78,184	416,643
Leased handsets	165,612	(124,709)	(7,175)	147,990	181,718
Infrastructure	2,954,962	(463,178)	(718)	484,854	2,975,920
Informatics assets	166,631	(72,876)	(46)	73,505	167,214
General use assets	237,314	(44,467)	(489)	59,132	251,490
Land	40.794	‐	‐	‐	40.794
Construction in progress	1.486.066	2.736.072	(172)	(2.922.303)	1.299.663

	Consolidated
	Balance for	Additions/	Disposals	Transfers	Balance for 2017
	2016	Depreciation
Total Cost of Property, Plant and Equipment, Gross	29,259,831	2,308,979	(78,280)	(323,625)	31,166,905
Commutation/transmission equipment		28,694
	17,232,254		(57,683)	1,563,575	18,766,840
Fiber optic cables	600,504	3	-	83,464	683,971
Leased handsets	2,071,334	-	(10,502)	120,798	2,181,630
Infrastructure	5,269,043	238	(15,195)	398,754	5,652,840
Informatics assets	1,550,614	113	(1)	64,599	1,615,325
General use assets	675,682	18	(258)	63,997	739,439
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	2,279,913	5,359	(2,618,812)	1,486,066

Accumulated Depreciation	(18,175,301)	(2,180,221)	27,104	1	(20,328,417)
Commutation/transmission equipment
	(11,969,208)	(1,417,827)	14,054	(22)	(13,373,003)
Fiber optic cables	(242,709)	(47,990)	-	-	(290,699)
Leased handsets	(1,905,228)	(114,370)	3,580	-	(2,016,018)
Infrastructure	(2,224,932)	(482,463)	9,211	306	(2,697,878)
Informatics assets	(1,372,663)	(76,080)	1	48	(1,448,694)
General use assets	(460,561)	(41,491)	258	(331)	(502,125)

Total property, plant and equipment, net	11,084,530	128,758	(51,176)	(323,624)	10,838,488
Commutation/transmission equipment
	5,263,046	(1,389,133)	(43,629)	1,563,553	5,393,837
Fiber optic cables	357,795	(47,987)	-	83,464	393,272
Leased handsets	166,106	(114,370)	(6,922)	120,798	165,612
Infrastructure	3,044,111	(482,225)	(5,984)	399,060	2,954,962
Informatics assets	177,951	(75,967)	-	64,647	166,631
General use assets	215,121	(41,473)	-	63,666	237,314
Land	40,794	-	-	-	40,794
Construction in progress	1,819,606	2,279,913	5,359	(2,618,812)	1,486,066

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets over the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b)

Depreciation rates

Annual rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2018, pursuant to IAS 16 (CPC 27), approved by a CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. To determine the useful lives of the assets, the Company considers not just the type of asset, but also the way it is used and the conditions in which the asset is used.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on purchases of companies, and (iv) costs of commission paid to dealers to obtain a new client.

Amortization charges are calculated using the straight line method over the estimated useful life of the assets contracted and over the terms of the authorizations and in the case of costs of commission for the term of the agreement, as mentioned in Note (h) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

(a)

Changes in intangibles

	Consolidated
	Balance for 2017	Additions/ Amortization	Transfers	Disposals	Capitalized Interests	Balance for 2018

Total cost of intangible assets, gross	28,549,552	1,139,993	(479.811)	(1,270)	158,315	29.366.779
Right to use software	15,957,808	‐	1,186,103	(1,270)	‐	17,142,641
Authorizations	6,391,394	94,148	1,153,428	‐	‐	7,638,970
Goodwill	1,527,219	‐	‐	‐	‐	1,527,219
Cost of deferred commission to dealers	384,455	‐	(384,455)	‐	‐	‐
List of clients	95,200	-	(95.200)	-	-	-
Right to use the infrastructure of LT Amazonas	198,202	‐	‐	‐	‐	198,202
Other assets	270,687	‐	36,967	‐	‐	307,654
Intangible assets under development	3,724,587	1,045,845	(2,376,654)	‐	158,315	2,552,093

Accumulated amortization	(17,237,025)	(1,799,914)	350.894	1,270	‐	(18.684.775)
Right to use software	(12,265,391)	(1,416,965)	‐	1,270	‐	(13,681,086)
Authorizations	(4,497,758)	(347,884)	‐	‐	‐	(4,845,642)
Cost of deferred commission to dealers	(255,694)	‐	255,694	‐	‐	‐
List of clients	(95,200)		95,200	-	-	-
Right to use the infrastructure of LT Amazonas	(42,531)	(9,910)	‐	‐	‐	(52,441)
Other assets	(80,451)	(25,155)	‐	‐	‐	(105,606)

Total intangible assets, net	11,312,527	(659,921)	(128,917)	‐	158,315	10,682,004
Right to use software (c)	3,692,417	(1,416,965)	1,186,103	‐	‐	3,461,555
Authorizations	1,893,636	(253,736)	1,153,428	‐	‐	2,793,328
Goodwill (d)	1,527,219	‐	‐	‐	‐	1,527,219
Cost of deferred commission to dealers (Note 2.f)	128,761	‐	(128,761)	‐	‐	‐
Right to use the infrastructure of LT Amazonas (f)	155,671	(9,910)	‐	‐	‐	145,761
Other assets	190,236	(25,155)	36,967	‐	‐	202,048
Intangible assets under development (g)	3,724,587	1,045,845	(2,376,654)	‐	158,315	2,552,093

Consolidated
	Balance for	Additions/			Capitalized Interests	Balance for
	2016	Amortization	Transfers	Disposals		2017
Total Cost of Intangible Assets, Gross	26,028,791	1,932,844	323,625	-	264,292	28,454,352
Right to use software	14,612,475	-	1,345,333	-	-	15,957,808
Authorizations	5,399,023	50,045	942,326	-	-	6,391,394
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	203,892	180,563	-	-	-	384,455
Right to use the infrastructure of LT Amazonas	198,202	-	-	-	-	198,202
Other assets	198,198	17,425	55,064	-	-	270,687
Intangible assets under development	3,794,582	1,684,811	(2,019,098)	-	264,292	3,724,587

Accumulated Amortization	(15,396,216)	(1,833,451)	-	(7,358)	-	(17,237,025)
Right to use software	(10,880,739)	(1,377,294)	-	(7,358)	-	(12,265,391)
Authorizations	(4,235,831)	(261,927)	-	-	-	(4,497,758)
Cost of deferred commission to dealers	(101,911)	(153,783)	-	-	-	(255,694)
Right to use the infrastructure of LT Amazonas	(32,621)	(9,910)	-	-	-	(42,531)
Other assets	(58,314)	(22,137)	-	-	-	(80,451)

Total Intangible assets, net	10,632,575	99,393	323,625	(7,358)	264,292	11,312,527
Right to use software (c)	3,731,736	(1,377,294)	1,345,333	(7,358)	-	3,692,417
Authorizations	1,163,192	(211,882)	942,326	-	-	1,893,636
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (note 2.f)	101,981	26,780	-	-	-	128,761
Right to use the infrastructure of LT Amazonas (f)	165,581	(9,910)	-	-	-	155,671
Other assets	139,884	(4,712)	55,064	-	-	190,236
Intangible assets under development (g)	3,794,582	1,684,811	(2,019,098)	-	264,292	3,724,587

Construction in progress represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at December 31, 2018 and 2017, with no necessary adjustment.

(b)

Amortization rates

Annual rate %

Right to use software	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c)

Right to use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at December 31, 2018 and December 31, 2017:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary’s expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, the subsidiary acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary on August 29, 2012.

The subsidiary recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies ann ually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company’s Management understands that the smaller cash generating units, for the purposes of testing t he impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Co mpany and its subsidiary ..

Consequently, t he impairment testing of the goodwill used this CGU (TIM Participações) and the value in use method, with the principal assumptions used in impairment testing being summarized below:

  Progressive decrease of the prepaid customers base and, in accordance with the historical trend and the industrial plan/budget, this is being offset by greater penetration of postpaid services, in line with the Company’s business plan prepared for the period of 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity.
  Operation and maintenance cost estimates considering the change in the client base, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (3.97% p.a. on average) is in line with the estimates prepared by representative market institutions.
  Considering that it is an ongoing business, from the fifth year, a perpetual nominal growth rate of cash flow of 2.50% p.a. was estimated.
  The discount rate for the estimated future cash flow was 10.70% p.a., while 14.77% is the equivalent discount rate to the same value in use excluding the impact of income taxes from the future cash flow.

The impairment testing on December 31, 2018 showed no need for a provision for losses.

(e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value as at the acquisition date and are amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(g)

Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for the development of 4G technology, which include: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)

On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The remaining balance of R$61 million was recorded as debt, as provided for in the call notice.

The subsidiary is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the fiscal year ended December 31, 2018 was R$ 5,611 (R$ 8,313 on December 31, 2017) of interest and R$ 5,930 (R$ 443 on December 31 , 2017) of monetary adjustments.

(ii)

Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company had also an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “Entidade Administradora da Digitalização", or "EAD”. From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to present value (“AVP”). The Company made the payments as at April 9, 2015, January 26, 2017 and January 16, 2018 in the amounts of R$370,379, R$858,991 and R$142,862, respectively.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges on funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 8.37% per annum in connection with the borrowing and financing in force during the period. The amount capitalized during the period ended December 31, 2018 was R$152,480 (R$251,904 as at December 31, 2017).

Finance leases

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

Assets

	Consolidated
	2018	2017

LT Amazonas	208,049	205,331
	208,049	205,331

Current portion	(22,491)	(19,773)
Non-current portion	185,558	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by the subsidiary is R$499,823.

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

Nominal amount		Present value
Up to December 2019	23,049	22,491
January 2020 to December 2023	104,871	38,594
January 2024 onwards	360,767	146,964
	488,687	208,049

The present value of installments receivable is R$208,049 (R$ 205,331 as at December 31, 2017), of which R$185,558 is principal and R$ 22,491 is interest accrued up to December 31, 2018. These amounts were estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum.

Liabilities

	Consolidated
	2018	2017

LT Amazonas (i)	359,987	351,063
Sale of Towers (leaseback) (ii)	1,501,695	1,466,895
Other (iii)	78,392	69,214
	1,940,074	1,887,172

Current portion	(205,048)	(176,925)
Non-current portion	1,735,026	1,710,247

i) LT Amazonas

The subsidiary executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to December 2019	43,779	38,255
January 2020 to December 2023	199,193	64,391
January 2024 onwards	685,498	257,341
	928,470	359,987

The consolidated nominal value of future installments due from the subsidiary is R$ 928,470 .. Its present value is R$ 359,987 , composed of R$313,001 of principal and R$ 46,986 of interest as at December 31, 2018, was estimated on the date on which the agreements were signed with the transmission companies by projecting the future payments and discounting these at 14.44% per annum. Additionally, the right to use balance of LT Amazonas also includes R$70,759 related to investments in property, plant and equipment made by the subsidiary and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

The subsidiary entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal amount	Present value

Up to December 2019	178,994	146,792
January 2020 to December 2023	810,060	330,278
January 2024 onwards	3,484,135	1,024,625
	4,473,189	1,501,695

The consolidated nominal amount of the sum of future installments payable by the subsidiary is R$ 4,473,189 .. The present value is R$ 1,501,695 , of which R$ 1,354,903 was principal and R$ 146,792 was interest as at December 31, 2018. The present value was estimated by projecting future payments discounted at the discount rates used on the transaction date, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease and/or loan.

iii) Substantially represented by the financial leases of new transmission towers.

Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of  the TFF payable to Fistel annually in the month of March.

Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	Parent Company		Consolidated
	2018	2017	2018	2017

	11,770	3,352	4,323,374	3,986,557

Local currency	11,490	2,870	4,158,599	3,868,603
Suppliers of materials and services (a)	11,490	2,870	4,027,092	3,649,543
Interconnection (b)	-	-	98,060	155,114
Roaming (c)	-	-	162	1,051
Co-billing (d)	-	-	33,285	62,895

Foreign currency	280	482	164,775	117,954
Suppliers of materials and services (a)	280	482	137,397	80,869
Roaming (c)	-	-	27,378	37,085

Current portion	11,770	3,352	4,323,374	3,986,557

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

Authorizations payable

As at December 31, 2018, the Company and its subsidiary had the following commitments to ANATEL:

	Consolidated
	2018	2017

Renewal of authorizations (i)	300.253	262.513
700 MHz frequency band cleaning, net of AVP (ii)	-	141.659
Updated ANATEL Debt (ii)	113.547	98.451
Guarantee insurance on authorizations	‐	4.077
	413.800	506.700
Current portion	(65.464)	(233.173)
Non-current portion	348.336	273.527

(i) In order to provide SMP services, the subsidiary obtained radio frequency authorizations for a fixed period, renewable for a further 15 years. The extension of the right of use includes the payment of 2% of the net revenue recorded in the regions covered by the authorization that ends every two years. As at December 31, 2018, the subsidiary had balance due related to the renewal of authorizations in the amount of R$ 300,253 (R$ 262,513 as at December 31, 2017).

(ii) On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as financial liability, according to the payment method provided for in the call notice. Due to the absence of bids for some lots in the Call Notice for the 700 MHZ band, the subsidiary, along with other bidders, had to bear a proportion of the costs of these lots. Thus, the EAD was organized, with respect to which the total commitment assumed by the subsidiary was R$1,199 million. This amount was paid in four installments adjusted by the IGP-DI (Note 15.g).

As at June 30, 2015, the subsidiary filed a lawsuit challenging a surplus charge of R$61 million (R$150 million as at December 31, 2018), which is still pending trial.

     On February 15, 2016, the subsidiary entered into Amendments to the Authorization Instruments for the 700 MHz band in order to postpone the date of payment of the 2nd installment of 30% to the EAD. Accordingly, on January 31, 2017, the entity received from the subsidiary the amount of R$859 million, corresponding to 60%, regarding the installments for the years 2016 and 2017. The fourth and last installment of 10% was paid to EAD on January 31, 2018, in the amount of R$142.9 million.

The authorizations held on a primary basis by TIM S.A. on December 31, 2018, as well as their maturity dates, are detailed below:

Maturity date
Authorization instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.

** Only complementary areas in some specific States.

Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	2018	2017
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Dec/19 to Jul/22	578,312	1,945,140
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	489,421	1,911,383
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Dec/19 to Jan/21	56,804	263,972
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	43,420	110,937
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Dec/25	378,595	260,522
Cisco Capital (3)	USD	1.80% to 2.50% p.a.	Nov/19 to Dec/20	116,465	198,990
Total				1,663,017	4,690,944
Current				(698,728)	(1,351,860)
Non-Current				964,289	3,339,084

Guarantees:

(1)

Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.

(2)

Guaranteed by the holding company TIM Participações.

(3)

No guarantee.

The parent company TIM Participações did not have borrowing and financing as at December 31, 2018.

The financing arranged by the subsidiary with BNDES was raised for the purpose of expanding the mobile phone network. The agreements include covenants that require certain financial ratios to be attained, calculated semi-annually. The parent company, TIM Participações, has complied with these financial ratios.

On December 31, 2017, the Company prepaid R$800 million of the debt to BNDES, reducing the debit balance of the facility. In 2018, another R$2,200 million was paid in advance. The decrease in the debt balance with BNDES did not change the original payment schedule of the payments due to the Bank, the last installment of which matures in July 2022. All prepayments made were intended to enable the Company effectively to manage its indebtedness and cash.

In May 2018, the Company obtained a new credit line of R$1,500,000 from BNDES to finance investments in property, plant and equipment (Capex) for the 2017-2019 period. As at December 31, 2018, the Company had not used said credit facility, which will be available for use until December 2019, and its disbursement is not mandatory. The cost of this credit facility is indexed to the variations in the Long-Term Interest Rate ("TJLP") plus interest of 1.95% per year.

In September 2018, the Company obtained the third tranche of the financing agreement in foreign currency to KFW Finnvera, in the amount of US$40 million (or R$167 million). In order to eliminate foreign exchange risk, a swap was c ontracted in advance to cover the whole debt amortization schedule.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of opening	Term	Total amount	Undrawn balance	Amount used as at December 31, 2018
BNDES (1)	TJLP	May/18	Dec/18	1,090,000	1,090,000	-
BNDES (2)	TJLP	May/18	Dec/19	20,000	20,000	-
BNDES	TJLP	May/18	Dec/19	390,000	390,000	-
Total R$				1,500,000	1,500,000	-

Purpose:

(1)

Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment.

(2)

Investment in social projects involving the community.

(3)

Investment solely toward the purchase of machinery and equipment, industrial systems and/or other components manufactured in the country.

The Investment Sustainment Program (“PSI”) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in BNDES’ ordinary operations. The balance as at December 31, 2018, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines, was approximately R$70 million. This amount was recorded in “Deferred Revenue” under the “Government Subsidies” (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 29).

The subsidiary has swap transactions to protect itself fully against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowing and financing on December 31, 2018 mature as follows:

Consolidated
2020	343,598
2021	293,899
2022	198,625
2023	32,111
2024	75,602
2025	20,454
964,289

The table below includes the schedule of nominal values of borrowing and financing estimated until the termination of the agreements.

Nominal Value

2019	787.188
2020	396.786
2021	323.482
2022	206.944
2023	34.577
2024	76.614
2025	20.569
1.846.160

Borrowing fair value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purposes of the fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at fair value as at the withdrawal date, and the fair value is calculated considering the CDI rate as at the withdrawal date.

Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish development agency. Given the features of this transaction, the Company believes that its fair value is equal to that shown in the balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value for these transactions different to that shown in the accounting records.

Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	2018	2017	2018	2017

Indirect taxes, charges and contributions payable	447	370	453,941	307,793

Value added tax on goods and services - ICMS	-	-	361,558	236,230
ANATEL taxes and charges	-	-	21,320	20,431
ISS	441	365	59,764	47,485
Others	6	5	11,299	3,647

Current portion	(447)	(370)	(451,169)	(305,266)
Non-current portion	‐	‐	2,772	2,527

Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	2018	2017	2018	2017

Direct taxes, charges and contributions payable	47,285	218	542,213	467,574

Income tax and social contribution	-	-	372,467	391,813
PIS/COFINS	19,340	212	76,072	38,880
Other (*)	27,945	6	93,674	36,881

Current portion	(47,285)	(218)	(332,333)	(260,786)
Non-current portion	‐	‐	209,880	206,788

(*) Basically refers to the subsidiary joining, since 2009, the REFIS program, a federal fiscal program that permits the companies to pay the debts due on federal taxes (PIS, COFINS, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

23.

Deferred revenue

	Consolidated
	2018	2017

Deferred revenues	1,313,467	1,471,363

Prepaid services to be provided (1)	301,621	388,301
Government grants (2)	63,731	89,036
Network swap (3)	11,449	20,191
Anticipated receipts	18,626	22,627
Deferred revenue for sale of towers (4)	897,112	951,208
Contractual liability (Note 2.f)	20,928	-

Current portion	(406,867)	(480,431)
Non-current portion	906,600	990,932

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through December 31, 2018, was R$203 million. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other income (expenses), net” (Note 29).

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure, respectively, for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	2018	2017	2018	2017

Provision for legal and administrative proceedings	9,837	2,672	849,408	528,320

Civil (a)	‐	-	111,301	132,422
Labor (b)	2,646	2,672	435,438	184,311
Tax (c)	7,191	-	271,214	180,643
Regulatory (d)	‐	-	31,455	30,944

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec/2017	Additions, net of reversals	Payments	Monetary adjustment	Dec/2018

	528,320	551,191	(536,647)	306,544	849,408

Civil (a)	132,422	239,705	(324,803)	63,977	111,301
Labor (b)	184,311	225,864	(114,450)	139,713	435,438
Tax (c)	180,643	84,990	(96,346)	101,927	271,214
Regulatory (d)	30,944	632	(1,048)	927	31,455

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a.

Civil proceedings

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$ 86,039 (R$ 88,636 as at December 31, 2017) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$ 5,814 (R$ 4,551 as at December 31, 2017).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$ 10,378 (R$ 13,152 as at December 31, 2017).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$ 3,060 (R$ 18,224 as at December 31, 2017).

a.5

Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$ 239 (R$ 3,157 as at December 31, 2017).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,270 (no provision for such cases were established as at December 31, 2017).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provision set forth in the period preceding the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiary to be held liable for labor obligations not complied with by the service providers contracted.

Of the total number of 3,948 labor claims as at December 31, 2018 (1,845 as at December 31, 2017) filed against the Company and its subsidiary, most of them relate to claims involving former employees of service providers, followed by claims filed by the Company’s own employees. The provision for these proceedings amounts to R$ 426,570 , monetarily restated (R$172,467 as at December 31, 2017). During the fiscal year 2018, according to the opinion of the Company’s legal counsel, the chances of loss of certain labor claims changed from possible loss to probable loss, with the corresponding provision being therefore set up.

A significant portion of this provision refers to organizational restructuring procedures, of which we highlight the closing of the activities of the call centers, as well as proceedings related to TIM’s internal sites, which led to the termination of employees. As at December 31, 2018, the provision for these proceedings totaled R$ 27,981 , monetarily restated (R$21,758 as at December 31, 2017).

c. Tax processes

	12/2018	12/2017

Federal taxes	82,033	33,907
State taxes	103,546	59,403
Municipal taxes	1,713	1,738
TIM S.A. proceedings (purchase price allocation)	83,922	85,595
	271,214	180,643

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM S.A. has been made for 47 cases challenging the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payments and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions in foreign currency and changes to accountholders as a result of mergers, with updated provision amounts totaling R$9,335 (R$9,092 as at December 31, 2017), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include the benefits of voluntary reporting, for which the amount provided and updated is R$14,060 (R$13,516 as at December 31, 2017).

(ii) Additionally, the Company set up in this quarter a provision for a lawsuit seeking to collect social security contribution withheld at a rate of 11%, to which payments made by the Company to other legal entities as compensation for sundry activities should have supposedly been subject. The amount provisioned and updated is R$36,685, with no corresponding figure in December 2017.

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM S.A. covers 35 proceedings, of which the most important are: (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$ 42,628 (R$14,610 as at December 31, 2017), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,829 (R$4,605 as at December 31, 2017), as well as (iii) the cancellation of telecommunications services due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, the updated amount of which is R$24,646, having no corresponding amount as at December 2017.

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, total R$83,922 (R$85,595 as at December 31, 2017).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As of December 31, 2018, the amount classified as a probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustments, amounted to R$31,455 (R$30,944 as at December 31, 2017).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company’s legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the financial statements, as shown below:

	Consolidated
	2018	2017

	18,734,644	16,757,282

Civil (e.1)	1,046,521	1,286,252
Labor and social security (e.2)	523,236	763,505
Tax (e.3)	16,530,061	14,528,617
Regulatory (e.4)	634,826	178,908

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

                                                                                                                                               Consolidated

	2018	2017
Actions filed by consumers (e.1.1)	405,635	453,231
ANATEL (e.1.2)	207,657	217,012
Consumer Protection Agencies (e.1.3)	84,231	158,620
Former trade partners (e.1.4)	173,213	182,843
Social and environmental, and infrastructure (e.1.5)	71,574	158,287
Other	104,211	116,259
	1,046,521	1,286,252

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

There were 4,654 labor claims filed against the Company and its subsidiary as at December 31, 2018 (6,476 as at December 31, 2017) related to claims made by former employees and employees of service providers in the updated amount of R$523,236 (R$763,505 as at December 31, 2017).

A significant percentage of the existing proceedings relate to organizational restructuring processes, particularly the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are others filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$16,709 (R$27,775 as at December 31, 2017).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$19,706 (R$60,711 as at December 31, 2017).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions, documented through a formal “stamp note” in the employees’ work contract. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$515 as a possible risk and R$2,727 as probable risk  (R$3,210 updated as a possible risk and R$5,654 as probable risk as at December 31, 2017).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting the inclusion of Holdco as a defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part. There is also a group of labor lawsuits in which former employees of the companies mentioned above are also requesting the inclusion of TIM Participações.

The remaining amounts relate to various labor claims lawsuits filed by the Company’s own former employees and former employees of third parties.

e.2.1. Social security

TIM S.A. received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the updated amount of R$538 (R$4,995 at December 31, 2017, this reduction having occurred due to the reclassification of a proceeding carrying a remote risk on account of the progress thereof). TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonuses, non-adjusted bonuses, payments to self-employed persons and sales incentives in the updated amount of R$9,693 (R$9,868 as at December 31, 2017).

TIM S.A. received Tax Underpayment Assessments regarding alleged irregularity related to the payment of social security contributions levied on profit sharing; the retention of 11% on service agreements; failure to pay Management’s fees and failure properly to fill out the FGTS– GFIP tax form, and an erroneous GFIP declaration in the updated amount of R$1,430 (R$43,756 as at December 31, 2017).

e.3. Tax

	Consolidated
	12/2018	12/2017
Federal Taxes (e.3.1)	3,952,125	3,752,877
State Taxes (e.3.2)	8,904,916	7,407,881
Municipal Taxes (e.3.3)	693,616	658,783
FUST, FUNTTEL and EBC (e.3.4)	2,979,404	2,709,076
	16,530,061	14,528,617

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$ 11,662,216 ..

e.3.1. Federal taxes

Assessment against the TIM Group for federal taxes amounted to R$ 3,952,125 as at December 31, 2018 (R$3,752,877 as at December 31, 2017). Of this total, the following issues stand out:

(i)

Alleged errors in the use of tax credits due to a reverse merger, the amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, allegedly improper use of SUDENE benefits caused by a lack of formalization of these benefits in the Federal Revenue Department (“RFB”) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,543,851 (R$2,552,068 as at December 31, 2017).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$198,175 (R$192,417 as at December 31, 2017).

(iii)

Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$64,537 (R$62,312 as at December 31, 2017).

(iv)

Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R$296,589 (R$297,900 as of December 31, 2017).

(v)

Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$412,715 (R$396,103 as at December 31, 2017).

e.3.2. State taxes

Assessment against TIM Group for state taxes amounting as at December 31, 2018 to R$8,904,916 (R$7,407,881 as at December 31, 2017). Of the total amount, the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,344,288 (R$1,244,936 as at December 31, 2017).

(ii)

Use of tax benefits  under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District (“PRÓ-DF”) granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,110,827 (R$1,055,667 as at December 31, 2017).

(iii)

Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM S.A. is R$767,142 (R$804,604 as at December 31, 2017).

(iv)

ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As at December 31, 2018, the amount involved for the subsidiary was R$3,340,448 (R$1,827,284 as of December 31, 2017).

(v)

The use of credit to purchase electricity for the companies’ production processes. The amount involved is R$140,368 (R$131,625 as at December 31, 2017).

(vi)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions, and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$179,853 (R$175,729 as at December 31, 2017).

(vii)

Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$116,880 (R$253,443 as at December 31, 2017).

(viii)

Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$192,074 (R$149,425 as at December 31, 2017).

(ix)

Credits booked for the return of cell phones on free lease. The amount involved is R$177,128 (R$185,526 as at December 31, 2017).

(x)

Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$139,758 (R$112,848 as at December 31, 2017).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$693,616 as at December 31, 2018 (R$658,783 at December 31, 2017). Of this amount, the following issues stand out:

a.

Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$142,355 (R$136,732 as at December 31, 2017).

b.

Collection of ISS on import of services. The amount involved is R$283,620 (R$269,547 as at December 31, 2017).

c.

Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$118,114 (R$107,519 as at December 31, 2017).

e.3.4. FUST and FUNTTEL

The amount assessed against TIM Group for contributions to FUST and FUNTTEL is R$2,979,404 (R$2,709,076 as at December 31, 2017). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (the Telecommunications Technical Development Fund) starting from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by telecommunications service providers, from the effective date of Law No. 9998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators, (ii) defaulting on other obligations under Instruments of Authorization, and (iii) not complying with SMP and STFC regulations, among other items.

As at December 31, 2018, the amount stated for a Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$634,826 (R$178,908 as at December 31, 2017).  The variations mainly resulted from the handling of the PADOs included in the Consent Decree - “TAC” negotiated with ANATEL and new revenue recorded in the year 2018.

On obtaining an extension of the authorization to use radio frequencies associated with SMP, the subsidiary TIM S.A. incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenue in the calculation base for these charges since 2011, and revenue from VAS since 2012. In the Company's opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of authorization. Therefore, the charges received are being discussed at the administrative and/or legal levels.

Shareholders’ equity

a.

Share capital

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, intending to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity. As at December 31, 2018, the Company held 784,317 Treasury shares (1,601,841 for 2017) with a view to fulfilling the stock option Plan (Note 26).

The Company is authorized to increase its capital upon a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	Consolidated
	2018	2017
Net value paid up	9,866,298	9,866,298

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6404/76, which refers to corporate entities. These reserves consist of:

	2018	2017

	412,091	416,161

Special goodwill reserve	380,560	380,560
Stock options	31,531	35,601

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

As at December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill on capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiary for the share options granted to their employees (Note 26).

For the fiscal years 2018 and 2017, the Company sold 1,194,576 and 1,548,732 common shares, respectively, to the beneficiaries of the stare option plan (Note 26). These shares were held in treasury by the Company from the date of exercise of the options, at the average book value of R$ 10.34 and R$ 8.69, respectively. Additionally, through the Share Repurchase Program rolled out in October 2017, the Company purchased in 2018, 377,052 (2,354,685 for 2017) shares at the price of R$11.64, equivalent to R$4,389 (R$27,734 for 2017). As a result, the net effect on the repurchase program for treasury shares was R$7,964 (R$13,118 for 2017).

c. Profit reserves

c.1 Legal reserve

This refers to 5% of the income for every year ended December 31, until the legal reserve equals 20% of the capital stock, excluding, as from 2018, the balance set aside for the tax incentive reserve. Also, the Company is authorized to cease setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

c.3 Tax benefit reserve

The subsidiary enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. The accumulated amount of benefits enjoyed by the subsidiary is equivalent to R$1,419,056 on December 31, 2018 and R$1,271,404 on December 31, 2017.

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon (“SUDENE/SUDAM”), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

The Company and its subsidiary analyzed the accounting best practices and the corporate laws, resulting in the reclassification of the Tax Incentives line from “Capital Reserve” to “Profit Reserve” under shareholders’ equity, in the amount of R$1,271,404 for 2017.

d.

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2017, dividends and interest on equity were calculated as shown below:

	2018	2017

Net income for the year	2,545,101	1,234,507
(-) Tax incentives not to be distributed	(146,455)	(112,493)
(-) Legal reserve constitution	(119,932)	(61,725)
Revised profit	2,278,714	1,060,289

Minimum dividends calculated considering 25% of the revised profit	569,679	265,072

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	849,994	189,991
Dividends	‐	103,325
Total dividends and interest on shareholders’ equity distributed and proposed	849,994	293,316
IRRF on interest on shareholders’ equity	(125,757)	(28,244)
Total dividends and interest on shareholders’ equity, net	724,237	265,072

Dividends per share (Reais per share), net of IRRF	0.30	0.11

The balance of dividends and interest on shareholders’ equity payable on December 31, 2018 includes amounts not settled in previous years, in the amount of R$ 47,111 (R$40,266 as at December 31, 2017), in addition to the still unpaid return on equity allocated and calculated for 2018 in the amount of R$ 322,994 ..

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the financial statements, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders’ equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders’ equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “Financing Activities”.

Long-term incentive plan

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long-term incentive plans, respectively the “2011-2013 Plan”, the “2014-2016 Plan” and the "2018-2020 Plan" for the senior management and key executives of the Company and its subsidiary.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan. The 2018-2020 Plan, in turn, proposes compensating the participants by issuing shares in the Company, subject to certain time and/or performance conditions (attainment of specific targets).

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

The total amount of the expense is recognized during the vesting period: that is, the period during which specific vesting conditions must be met. On the date of each balance sheet, the Group reviews its estimates for the number of options that will vest, considering vesting conditions not related to the market and time with the company.

The social contribution taxes payable in connection with the granting of stock options are considered an integral part of the grant, and the collection is treated as a cash-settled transaction.

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vestings from past grants.

The variations in the quantity of shares/options are presented below:

Date of grant	Share options granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018
2018-2020 Plan – 1st Grant	849,932	May/20	14.41	-	849,932		(383,418)	-	466,514
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	8.10	2,684,284		(510,884)	(1,277,878)	-	895,522
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	8.45	1,240,740		(656,268)	(291,949)	-	292,523
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	13.42	658,720		(27,424)	(99,324)	-	531,972
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	8.13	694,936			(151,353)	-	543,583
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	8.96	194,756				(194,756)	‐
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	8.84	-				-	‐
Total	18,382,816			5,473,436	849,932	(1,194,576)	(2,203,922)	(194,756)	2,730,114
Average weighted price for the period			10.26

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$14.41	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

•

2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

The Group recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders’ equity. As at December 31, 2018 the expenses related to said long-term benefit plans totaled R$4,291 (R$12,789 as at December 31, 2017). However, due to the contractual termination of certain executives during the 2018 fiscal year, their respective benefits were cancelled, generating a reduction in the expenses in the amount of R$ 4,775.

27.

Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This  revenue is recognized only when the amount of services rendered can be estimated reliably.

The revenue is recognized monthly based on invoicing, and billable revenue between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenue from the previous month are reversed out and unbilled amounts are calculated at each month-end, considering the revenue billed in the previous month.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

Agreements closed with customers combining services and products

The Company offers loyal customers commercial packages combining cell phone devices and fixed or mobile telephony services, giving discounts on the devices and/or on services. In these cases, individual agreements are identified, performance obligations and transaction prices, allocating the total transaction price according to the individual selling price of each obligation. Revenue from services and products is recognized when each of the performance obligations provided for in the agreement with the customer is met, that is, when the customer holds control over the asset.

For further details about the application of the standard IFRS/CPC47, see Note 2.f.

	Consolidated
	2018	2017

Net operating revenue	16,981,329	16,233,959

Gross operating revenue	24,232,404	22,611,074

Service revenue	23,065,648	21,433,515
Service revenue – Mobile	21,531,779	20,147,585
Service revenue - Landline	1,533,869	1,285,930

Goods sold	1,166,756	1,177,559

Deductions from gross revenue	(7,251,075)	(6,377,115)
Taxes	(5,163,797)	(5,027,406)
Discounts given	(2,073,892)	(1,329,600)
Returns and other	(13,386)	(20,109)

Operating costs and expenses

	Consolidated
	2018				2017
	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total

	(7,701,418)	(4,970,780)	(1,608,319)	(14,280,517)	(8,002,077)	(4,575,177)	(1,424,643)	(14,001,897)

Personnel	(36,514)	(637,177)	(357,878)	(1,031,569)	(48,802)	(602,578)	(305,036)	(956,416)
Third-party services	(518,762)	(2,169,624)	(451,990)	(3,140,376)	(544,036)	(2,049,994)	(429,597)	(3,023,627)
Interconnection and means of connection	(2,513,176)	‐	‐	(2,513,176)	(2,632,593)	-	-	(2,632,593)
Depreciation and amortization	(3,119,954)	(162,804)	(671,562)	(3,954,320)	(3,280,524)	(162,020)	(571,126)	(4,013,670)
Taxes, fees and contributions	(31,754)	(866,197)	(18,333)	(916,284)	(36,625)	(919,018)	(11,963)	(967,606)
Rent and insurance	(591,226)	(146,877)	(67,387)	(805,490)	(609,595)	(92,363)	(62,954)	(764,912)
Cost of goods sold	(883,912)	‐	‐	(883,912)	(846,839)	-	-	(846,839)
Publicity and advertising	‐	(421,588)	‐	(421,588)	-	(410,982)	-	(410,982)
Losses on doubtful accounts	‐	(544,881)	‐	(544,881)	-	(316,387)	-	(316,387)
Other	(6,120)	(21,632)	(41,169)	(68,921)	(3,063)	(21,835)	(43,967)	(68,865)

	Parent Company
	2018				2017
	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total

	‐	‐	(29,745)	(29,745)	‐	‐	(27,915)	(27,915)

Personnel	‐	‐	(25,641)	(25,641)	‐	‐	(22,613)	(22,613)
Third-party services	‐	‐	(3,392)	(3,392)	‐	‐	(5,180)	(5,180)
Taxes, fees and contributions	‐	‐	(249)	(249)	‐	‐	(217)	(217)
Rent and insurance	‐	‐	(15)	(15)	‐	‐	(46)	(46)
Other	‐	‐	(448)	(448)	‐	‐	141	141

The Company and its subsidiary analyzed the accounting best practice applicable to their activities, resulting in the following reclassifications with a view to keeping the comparability of the information disclosed. Reclassification of the amortization of authorization from the caption “General and administrative expenses” to “Costs of services provided,” in the amount of R$347,884 for the fiscal year ended December 31, 2018 (R$261,927 for the fiscal year ended December 31, 2017).

The Company and its subsidiary contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company and its subsidiary. These plans do not originate any additional obligation for the Company. When an employee leaves the Company or its subsidiary during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiary to active employees, or a refund in cash of these amounts, are recorded in assets.

29.

Other income (expenses), net

	Parent Company		Consolidated
	2018	2017	2018	2017

Income
Subsidy income, net	-	-	25,305	28,722
Fines on telecommunications services	-	-	44,411	41,699
Revenue from disposal of assets	-	-	1,708	2,865
Other income (i)	-	6	282,041	171,273
	‐	6	353,465	244,559
Expenses
FUST/FUNTTEL (ii)		-	(143,167)	(140,878)
Taxes, fees and contributions		-	(4,092)	(4,466)
Provision for legal and administrative proceedings, net of reversal	(825)	(816)	(452,463)	(366,476)
Expenses involving the disposal of assets	‐	-	(4,424)	(6,618)
Other expenses	(12)	(94)	(32,608)	(24,831)
	(837)	(910)	(636,754)	(543,269)

Other revenues (expenses), net	(837)	(904)	(283,289)	(298,710)

(i) The variation in the period refers to credits arising from a lawsuit filed by TIM Nordeste S.A. (ultimately merged into TIM S.A.) with a final and unappealable decision in favor of the Company at Higher Courts in 2018, which challenged the exclusion of the ICMS from the PIS and COFINS tax bases for the period from 2002 through 2009 (Note 9).

In November 2018, due to said final decision, the Company recorded the amounts of R$159 million as principal and R$194 million as monetary adjustment.

(ii) Expenses incurred with contributions on several telecommunications revenue due to ANATEL, according to the legislation in force.

30.

Financial income

	Parent Company		Consolidated
	2018	2017	2018	2017

Financial income	1,978	6,927	412,733	512,565
Interest on financial investments	1,358	1,671	119,548	369,517
Interest received from clients	-	-	36,793	38,227
Swap interest	-	-	17,001	32,300
Interest on leasing	-	-	25,664	22,709
Monetary adjustments	620	5,256	207,191	39,694
Other income	-	-	6,536	10,118

31.

Financial expenses

	Parent Company		Consolidated
	2018	2017	2018	2017

Financial expenses	(95,687)	(23,511)	(951,439)	(1,009,653)
Interest on borrowing and financing	‐	-	(96,682)	(211,108)
Interest paid to suppliers	‐	(1)	(10,906)	(998)
Interest on taxes and fees	(50)	(34)	(15,409)	(5,712)
Swap interest	‐	-	(32,424)	(85,362)
Interest on leasing	‐	-	(266,328)	(257,305)
Monetary adjustment	(4,676)	237	(340,175)	(278,272)
Discounts granted	‐	‐	(38,858)	(52,683)
Other expenses	(90,961)	(23,713)	(150,657)	(118,213)

The exchange variation for the period relates to borrowing and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 37).

32. Foreign exchange variations, net

	Parent		Consolidated
	2018	2017	2018	2017
Revenues
Borrowing	-	-	1,409	287,777
Suppliers	12	8	6,844	4,124
Swap	-	-	75,340	130,971
Other	-	-	13,937	7,146
	12	8	97,530	430,018
Expenses
Borrowing	-	-	(75,298)	(271,286)
Suppliers	(21)	(39)	(11,925)	(6,819)
Swap	-	-	(1,409)	(147,356)
Other	-	-	(7,525)	(5,305)
	(21)	(39)	(96,157)	(430,766)

Exchange variations, net	(9)	(31)	1,373	(748)

33.

Income tax and social contribution

	Consolidated
	2018	2017
Current income and social contribution taxes
Income tax for the fiscal year	(253,120)	(203,932)
Social contribution for the fiscal year	(92,502)	(77,148)
Tax incentive – SUDENE/SUDAM (*)	146,454	112,493
	(199,168)	(168,587)
Deferred income tax and social contribution
Deferred income tax	651,632	(23,976)
Deferred social contribution	217,501	(8,631)
	869,133	(32,607)

Provision for income tax and social contribution contingencies	(5,054)	185
	864,079	(32,422)
	664,911	(201,009)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	2018	2017	2018	2017
Income before income tax and social contribution	2,548,347	1,234,507	1,880,190	1,435,516
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(866,438)	(419,732)	(639,265)	(488,075)
(Additions)/exclusions:
Unrecognized/recognized tax losses and temporary differences	(4,232)	(3,620)	920,745	68,716
Equity accounting income	908,700	435,180	‐	-
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(35,357)	(18)	(12,040)	(6,638)
Financial lease impact	‐	‐	(36,046)	(35,872)
Tax break referring to the interest on equity allocated	‐	(11,810)	288,998	64,597
SUDENE/SUDAM tax incentive (*)	‐	‐	146,454	112,498
Use of tax losses no t previously recognized	‐	‐	‐	11,176
Other amounts	(5,919)	-	(3,935)	72,589
	863,192	419,732	1,304,176	287,066
Income tax and social contribution recorded in income for the fiscal year	(3,246)	‐	664,911	(201,009)
Actual rate	‐	‐	(35.36%)	14.00%

(*) As mentioned in Note 25 c.3, for investment subsidies not to be considered within the taxable income, they must be recorded as tax incentive reserves, to be used only to offset losses or increase capital. The subsidiary TIM S.A. has tax benefits which comply with these rules.

34.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	2018	2017

Income attributable to shareholders of the Company	2,545,101	1,234,507

Weighted average number of common shares issued (thousands)	2,420,172	2,420,016

Basic earnings per share (expressed in R$),	1.05	0.51

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	2018	2017

Income attributable to shareholders of the Company	2,545,101	1,234,507

Weighted average number of common shares issued (thousands)	2,421,075	2,421,072

Diluted earnings per share (expressed in R$)	1.05	0.51

The calculation of the diluted earnings per share considered 903 thousand shares (1,056 thousand shares in 2017) related to the granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 26.

35.

Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2018	2017
Telecom Italia Sparkle (1)	2,877	1,416
TI Sparkle (4)	804	1,544
TIM Brasil (6)	13,993	13,619
Gruppo Havas (8)	75,600	115,840
Other	1,092	709
Total	94,366	133,128

	Liabilities
	2018	2017

Telecom Italia S.p.A. (2)	89,433	35,288
Telecom Italia Sparkle (1)	11,895	10,686
TI Sparkle (4)	4,174	9,223
TIM Brasil	6,044	4,903
Vivendi Group (7)	4,745	6,430
Gruppo Havas (8)	62,686	29,008
Other	107	107
Total	179,084	95,645

	Revenue
	2018	2017

Telecom Italia S.p.A. (2)	858	665
Telecom Italia Sparkle (1)	5,809	5,281
TI Sparkle (4)	904	692
Total	7,571	6,638

	Costs/Expenses
	2018	2017

Telecom Italia S.p.A. (2)	62,976	8,440
Telecom Italia Sparkle (1)	30,123	26,775
TI Sparkle (4)	18,035	30,734
Generali (5)	‐	3,254
Vivendi Group (7)	9,439	16,361
Gruppo Havas (8)	301,752	127,730
Italtel (3)	‐	3,102
Total	422,325	216,396

(1)

These amounts refer to roaming, VAS, assignment of means and international voice data - wholesale.

(2)

These amounts refer to international roaming, technical post-sales assistance and VAS.

(3)

The amounts refer to the development and maintenance of software used for invoicing for telecommunications services.

(4)

The amounts refer to the leasing of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to VAS.

(8)

The amounts refer to publicity services.

The Company engages in social investment actions that include donations, programs developed by TIM Institute and sponsorships. In 2018, the Company invested R$4,637 million out of its own funds in social benefits.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.

Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2018	2017

Salaries and other short-term benefits	28,020	21,757
Share-based payments	7,883	6,791
	35,904	28,548

37.

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized to income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts and US Dollar stock options intended to reduce foreign exchange exposure risks on business contracts.

The Company’s financial instruments are presented, through its subsidiary, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related costs expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enter into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at December 31, 2018, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary, when these rates are not proportional to the CDI rate. As at December 31, 2018, the subsidiary had no swap transactions linked to the TJLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiary due to the indebtedness and the obligations assumed by the subsidiary under the swap contracts indexed to floating interest rates (CDI percentage). However, as at December 31, 2018, the subsidiary’s financial funds were invested in CDIs and this considerably reduces this risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiary factoring in losses arising from the inability of subscribers to pay the invoiced amounts. To keep this risk to a minimum, the subsidiary undertakes preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event that the customers do not pay their debts. There were no customers contributing more than 10% of the net accounts receivable as at December 31, 2018 and December 31, 2017 or revenue from services rendered.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the Group regarding the sale of handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. The Company had one customer that accounts for 10.5% of net trade accounts receivable and one customer who contributed 10.1% of the net receivables from the sale of goods as at December 31, 2018.

(v) Liquidity risk

- Liquidity risk arises from the need for cash to meet the Company's obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the finance and treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2018				2017
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	81,408	(11,618)	69,790	80,790	(32,463)	48,327

Current portion	50,769	(2,373)	48,396	53,875	(14,044)	39,831
Non-current portion	30,639	(9,245)	21,394	26,915	(18,419)	8,496

The consolidated financial derivative instruments with long-term maturities as at December 31, 2018 were as follows:

	Assets	Liabilities
2020	7,109	(1,541)
2021	6,282	(1,541)
2022 onwards	17,248	(6,163)
	30,639	(9,245)

In August 2018, the Company decided to purchase US$100 million in US Dollar call options in order to reduce the effects of foreign exchange variations on business contracts. The premium then paid amounted to R$11.7 million, as shown in the table above, together with the existing swap transactions.

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

2018
	Level 1	Level 2	Total
Total assets	784,841	81,408	866,249

Financial assets valued at fair value	784,841	81,408	866,249

Derivatives used for hedging purposes	-	81,408	81,408
Securities	784,841	-	784,841

Total liabilities	-	11,618	11,618

Financial liabilities valued at fair value through profit or loss	-	11,618	11,618

Derivatives used for hedging purposes	-	11,618	11,618

2017
	Level 1	Level 2	Total
Total assets	765,614	80,790	846,404

Financial assets valued at fair value	765,614	80,790	846,404

Derivatives used for hedging purposes	-	80,790	80,790
Securities	765,614	-	765,614

Total liabilities	-	32,463	32,463

Financial liabilities valued at fair value through profit or loss	-	32,463	32,463

Derivatives used for hedging purposes	-	32,463	32,463

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and Repurchases (“Repos”) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available, and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

December 31, 2018
	Measured at amortized cost	Fair value through profit or loss	Total
Assets, per balance sheet	5,639,420	871,478	6,510,898

Derivative financial instruments	-	81,408	81,408
Trade accounts receivable and other accounts receivable, excluding prepayments	2,969,116	-	2,969,116
Marketable securities	-	790,070	790,070
Cash and cash equivalents	1,075,530	-	1,075,530
Leasing	208,049	-	208,049
Judicial deposits	1,345,113	-	1,345,113
Other assets to offset	41,612	-	41,612

	Measured at amortized cost	Fair value through profit or loss	Total
	8,296,570	11,618	8,308,188
Liabilities per balance sheet
Borrowing and financing
Derivative financial instruments	1,663,017	-	1,663,017
Suppliers and other obligations, excluding legal obligations	-	11,618	11,618
Leasing	4,323,374	-	4,323,374
Dividends payable	1,940,074	-	1,940,074
	370,105	-	370,105

December 31, 2017

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	7,168,259	849,401	8,017,660

	Derivative financial instruments	-	80,790	80,790
	Trade accounts receivable and other accounts receivable, excluding prepayments	2,567,063	-	2,567,063
	Marketable securities	-	768,611	768,611
	Cash and cash equivalents	2,960,718	-	2,960,718
	Leasing	205,331	-	205,331
	Judicial deposits	1,366,576	-	1,366,576
	Other assets to offset	68,571	-	68,571

	Measured at amortized cost		Fair value through profit or loss	Total

	10,708,264		32,463	10,740,727

Liabilities per balance sheet	-		-	-
Borrowing and financings	4,690,944		-	4,690,944
Derivative financial instruments	-		32,463	32,463
Suppliers and other obligations, excluding legal obligations	3,986,557		-	3,986,557
Leasing	1,887,172		-	1,887,172
Dividends payable	143,591		-	143,591

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As of December 31, 2018, no types of margins or collateral applied to the Company’s or the subsidiary’s transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at December 31, 2018 and December 31, 2017 are shown in the table below:

December 31, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	43,420	43,420	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	378,595	393,387	100%	LIBOR 6M + 0.75% p.a.	85.50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	116,466	116,466	100%	2.18% p.a.	88.20% of CDI

December 31, 2017

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	110,937	110,937	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	260,522	260,522	100%	100% LIBOR 6M + 0.75% p.a.	80,29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	198,990	198,990	100%	2.18% p.a.	87.62% of CDI

In June 2018, the Company capitalized on the favorable window in the market to close in advance a forward swap transaction. The purpose was to guarantee an attractive cost of 92.59% of the CDI rate for the third tranche of the KfW/Finnvera foreign currency finance agreement. Disbursement took place on September 17, 2018, for a face amount of 40 million US Dollars.

In August 2018, the Company purchased US Dollar call options in the amount of US$100 million, with a strike price of R$4.00, in order to reduce the effects of foreign exchange variations on business contracts. The options were divided into nine maturity brackets worth US$11.1 million each (October 2018 to June 2019), and they were purchased for the initial amount of R$11.7 million, taking into account a reference spot price of R$3.7655 upon purchase. Due to the increase in US Dollar rates and a reduction in the risk exposure of business contracts, the Company settled the installments maturing in October 2018 and November 2018 in advance, for the price of R$5.6 million, considering a reference spot price of 4.157 at the time of the sale. In November 2018, considering the close maturity dates and the reduced risk exposure in commercial agreements, the Company settled in advance those maturing in December 2018 and in January and February 2018 in the amount of R$1.0 million, considering a reference spot price at the time of sale of 3,807. As at December 31, 2018, the book value of the remaining amount was accounted for R$4.1 million – Assets (US Dollar reference spot price of R$3.8748).

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on the results, as follows:

Description	2018	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	549,393	549,393	700,368	869,825
A) ∆ Aggregate debt variation			150,975	320,432
Fair value of the asset side of the swap	549,393	549,393	700,368	869,825
Fair value of the liability side of the swap	483,503	483,503	470,044	467,868
Swap result	1,032,896	1,032,896	1,170,412	1,337,692
B) ∆ Aggregate swap variation			137,516	304,797
C) Final result (B-A)			13,459	15,635

Given the characteristics of the derivative financial instruments of the subsidiaries, the Company's assumptions basically took into account the effects of: i) the variation in the CDI, ii) the variation of the LIBOR rate, and iii) the variation in the US Dollar rate used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	6.40%	8.00%	9.60%
LIBOR	2.88%	3.59%	4.31%
USD	3.8748	4.8435	5.8122

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding as at December 30, 2018 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the year

2018
Net income from USD vs. CDI transactions	58,508

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new shares or selling assets to reduce its level of indebtedness, for example.

	Consolidated
	2018	2017

Total borrowing and derivatives (Notes 20 and 37)	1,593,227	4,642,617
Commercial leases - Liabilities (Note 16)	1,940,074	1,887,172
Commercial leases - Assets (Note 16)	(208,049)	(205,331)
Less: Cash and cash equivalents (Note 4)	(1,075,530)	(2,960,718)
FIC (Note 5)	(784,841)	(765,614)

Net debt - Unaudited	1,464,881	2,598,126

EBITDA (1) (past 12 months) - Unaudited	6,371,844	5,947,023

Financial leverage ratio (*) - Unaudited	0.23	0.44

(1) Reconciliation with net income for the year:

Net income for the year	2,545,101	1,234,507
Depreciation and amortization	3,954,321	4,013,671
Net financial result	537,333	497,836
Income and social contribution taxes	(664,911)	201,009
EBITDA (Unaudited) (**)	6,371,844	5,947,023

(*) The variation in the ratio includes the effect of the sale of towers.

(**) Earnings before interest, tax, depreciation and amortization.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities

December 31, 2017	4,690,944	1,887,172	(48,327)
Inflow	166,548	38,985	(13,628)
Financial charges	284,037	266,328	15,423
Foreign exchange rate variations, net	73,889	-	(73,931)
Payments	(3,552,400)	(252,411)	50,673
December 31, 2018	1,663,018	1,940,074	(69,790)

	Borrowings and financing	Finance lease	Financial instruments (assets) liabilities

December 31, 2016	6,719,782	1,802,238	(135,449)
Additions	646,854	48,957	17.675
Financial interests	611,369	257,305	53,062
Foreign exchange variations, net	(16,491)		16,385
Payments	(3,270,570)	(219,189)	-
Other		(2,139)	-
December 31, 2017	4,690,944	1,887,172	(48,327)

38.

Insurance

The Company and its subsidiary have a policy for monitoring the risks inherent in their operations. Accordingly, as at December 31, 2018, the Company and its subsidiary had insurance coverage against operating risks, third-party liability and health, among others. The Management of the Company and of its subsidiary consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$37,705,747
General third-party liability - RCG	R$80,000
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages

39.

Commitments

Leases

The Company and its subsidiary rent equipment and properties under various leases agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

5,895,699
2019	1,088,506
2020	1,132,046
2021	1,177,328
2022	1,224,421
2023	1,273,398

40. Subsequent events

In January 2019, through its subsidiary TIM S.A., the Company issued R$1,000 million unsecured non-convertible Debentures, with additional personal guarantee from the Company, for public distribution with restricted efforts, as set forth in CVM Instruction No. 476. The proceeds will be used to strengthen working capital and will pay interest at 104.10% of the CDI for a period of 18 months.

FISCAL COUNCIL’S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management’s Report and the individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2018.

Our examinations were conducted in accordance with the legal provisions and included the: (i) analysis of the financial statements prepared periodically by the Company; (ii) the Management’s Proposal for the allocation of results related to the year of 2018 and the distribution of dividends by the Company; (iii) monitoring of the work done by independent and internal auditors; and (iv) questions about relevant actions and transactions made by the Management.

Based on our examinations, the information provided and the clarifications received and, also, considering the Company's Independent Auditors’ Report, PricewaterhouseCoopers (“PwC”), unqualified, issued on February 19th, 2019, the Fiscal Council is of the opinion that: (i) the Management’s Report and the Financial Statements above mentioned, adequately reflect the information contained in them; and (ii) the Management’s Proposal for the allocation of results related to the year of 2018 and the distribution of dividends by the Company, are all in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro, February 19th, 2019.

WALMIR KESSELI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. About the Committee

The Statutory Audit Committee (“CAE”) of TIM Participações S.A. (“Company”) is a permanent statutory body created by the Extraordinary Shareholders’ Meeting held on December 12, 2013, in order to adopt the best Corporate Governance practices, as recommended, and in accordance with the Comissão de Valores Mobiliários (“CVM”) Instruction Nr. 308, of May 14, 1999, as amended by CVM Instruction Nr. 509, of November 16, 2011, and other applicable regulations.

The CAE is composed of at least three (3) and no more than 5 (five) members, elected by the Board of Directors, for a 2-year term of office, which shall coincide with the term of office of the members of the Board of Directors, reelection being allowed for a maximum period of 10 (ten) years.

From January 1st to April 19, 2017, the CAE had the following composition: Messrs. Alberto Emmanuel Carvalho Whitaker (Coordinator), Adhemar Gabriel Bahadian e Herculano Aníbal Alves. On the occasion of the election of the new Board Members at the Annual Shareholders’ Meeting held on April 19th, 2017, for the 2017/2019 mandate, the Board of Directors elected the following members to compose the CAE: Messrs. Alberto Emmanuel Carvalho Whitaker (Coordinator), Herculano Aníbal Alves e Mario Cesar Pereira de Araujo. Due to the resignation presented by Mr. Mario Cesar Pereira de Araujo on March 16, 2018, the composition of the CAE is the following: Mr. Alberto Emmanuel Carvalho Whitaker (Coordinator), Herculano Aníbal Alves and Celso Luis Loducca. All members are characterized as independent, according to CVM criteria.

The CAE is responsible for the supervision of the quality and integrity of the financial statements, and their compliance with legal, regulatory and statutory terms, the adequacy of proceedings related to risk management and for the activities of the independent and internal auditors, as well as the supervision and assessment of contracts of any kind, to be executed between the Company or its subsidiaries, on one side, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other side.

In addition to its ordinary duties, the CAE also performs as the Audit Committee of the Company, in accordance with the provisions of the Sarbanes Oxley Act (“SOx), to which the Company is subject to, as it is registered at the US Securities and Exchange Commission (“SEC”), and hold American Depository Receipts (ADRs) on The New York Stock Exchange (“NYSE”) since November 16, 1998.

The CAE has an annual budget, within the limits approved by the Company's Board of Directors, to conduct or determine consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

This Report is issued in compliance with the provisions of the Internal Rules of the CAE, and according to the rule established by the CVM.

2. Activities of the Statutory Audit Committee of TIM Participações in 2018

Upon establishment of an annual plan to fulfill its duties, during the period from January 1st to December 31, 2018, twenty-two (22) ordinary meetings of the CAE were held, which included 134 items of Agenda (topics). The meetings lasted an average of 3 hours each and, during the discussions, the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and Investor Relations Officer, and other members of the Executive Board, Executive Managers, Internal and Independent Auditors and the Company's Compliance Director, were directly involved. Among the activities carried out during the year, the following should be highlighted:

I. Analyzed the annual work plan of the Independent Auditors and discussed the results of their activities in seven (7) topics during the year of 2018. PricewaterhouseCoopers (“PwC”) was the firm responsible for auditing the financial statements for the fiscal year ended on December 31, 2018, for the planning and execution of the audits up to the quarterly reports ("ITRs"), according to the recognized standards, as well as responsible for the special revision of the ITRs (quarterly reports), submitted to the CVM. Their opinion should ensure that these Financial Statements represent adequately the Company's equity and financial position, in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law, the CVM Rules and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB). PwC was also the auditor firm of the subsidiaries of the Company, TIM S.A. and TIM Celular S.A., the latter merged into TIM S.A. on October 31, 2018, as well as continued to be responsible for reviewing Form 20-F (SEC) of the Company.

II. Supervised the Company's internal audit activities, in ten (10) topics during the year of 2018, analyzing the annual work plan and discussing the results of the activities performed and the reviews carried out, and evaluated the performance of the internal auditors. On the 2018 Annual Audit Program, one hundred and eighty-eight (188) activities were formalized, of which one hundred and one (101) were completed or substantially completed. Additionally, one hundred and fifty-four (154) activities referring to previous fiscal years were concluded.

III. Supervised and analyzed the effectiveness, quality and integrity of internal control mechanisms in thirteen (13) topics during 2018, in order to, in addition to other purposes, monitor compliance with the provisions relating to: (a) the presentation of the Financial Statements, including quarterly reports and other interim statements; and (b) the information and valuation released based on adjusted accounting data and non-accounting data that add elements that were not on the structure of the usual reports of the Financial Statements, especially regarding the internal controls which support the Sarbanes-Oxley (“SOx”) certification.

IV. The CAE was informed of the main processes within the Company, evaluating its quality and the commitment of the members of the top management with its continuous improvement. As a result of the meetings with the Company's internal areas, the CAE was able to offer suggestions to the Board of Directors to improve processes, as well as to monitor their implementation, and the execution of recommendations for improvement which were identified during the audit activities and in discussions with the business and control areas. Based on the information collected, the CAE believes that the system of internal controls of the Company, and its subsidiaries, is adequate to the size and complexity of its business, as well as structured to ensure the efficiency of its operations, of the systems that issue the financial reports and is in accordance with the internal and external rules to which the transactions are subject to.

V. Followed-up and supervised the work carried out by the Company's Compliance area in nine (9) topics, with emphasis on issues related to: (i) SOx Compliance through monitoring the deficiencies pointed out by the External Auditor and the management of the Company; (ii) Compliance with Information Technology and Corporate Security, highlighting the risks of Cyber Security and; (iii) Compliance of general and Commercial Processes of the Company; fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations.

VI. The CAE was informed of the main amendment proposals related to the regulatory framework and to expected institutional changes, as well as of the main aspects of the political and economic scenarios, with emphasis on the risks and challenges of the current situation which may affect the Company.

VII. During the performance of its activities, the CAE regularly monitored issues related to: (i) Customer satisfaction and the quality of services and staff contact; (ii) Incentives for innovation applied to products and services; (iii)  Transparency and accountability to stakeholders; (iv) Ethical conduct in business; (v) Digital inclusion; (vi) Dialogues and communication with stakeholder groups; (vii) Management of electronic products; (viii) Investment in infrastructure; and (ix) Development of new technologies.

VIII. Throughout the year of 2018, the CAE analyzed the Company's Enterprise Risk Management (“ERM”) reports, focusing on the monitoring of the work plan to review and update risk factors disclosed by the Company, management of financial risks, risk appetite of the Company and adequacy of risk factors contained in the Company's Formulário de Referência, on SOx/CVM risk inventory. This issue was brought in seven (7) topics during the year 2018. The Company's risk management structure is shared between the CAE and the Control and Risks Committee ("CCR"). Both are bodies of governance associated to the Board of Directors as defined by the Company's By-laws.

IX. Within its attributions, provided by the Company's By-laws and the CAE’s Internal Rules, the CAE previously examined, evaluated and opined on ten (10) agreements of different types between the Company or its subsidiaries, on one side, and related parties, on the other side. All the agreements entered, strictly followed the governance process required to comply with both the internal rules of the Company's Compliance area and the standards of CVM and SEC regulations. The relevant information on the agreements are duly disclosed in the Company's Formulário de Referência.

X. Took part in discussions on the agreements disclosure procedure between the Company, or its subsidiaries, on one hand, and Related Parties, on the other hand, in compliance with CVM Instruction Nr. 552/2014, which modified the CVM Instruction Nr. 480/2009.

XI. Within the scope of its duties, the CAE analyzed, in eleven (11) topics during the year 2018, the reports regarding the complaints received by the Company’s Whistleblowing Channel its respective envisaged actions for improvement. The reports, which are divided by typology, are filed at the Company's headquarters.

XII. In addition to the twenty-two (22) reported meetings for the proper performance of their duties, the CAE members participated in at least four (4) private meetings, of 2 hours each, with the Independent Auditors, PwC, as well as the Internal Audit area of the Company, without the participation of the top management or other managers of the organization, to assess possible retrenchment or risk of independence break or any type of interference by management in the development of the work of the respective audits.

XIII. The Statutory Audit Committee answered the questions from the Fiscal Council on the Company's control structure, and the correspondent follow-up, amongst other relevant matters.

3. Items discussed with the Independent Auditors considering the Audit Report (ISA 701) presentation form

As determined by the auditing standards (ISA 260), which provide for communication with those charged with the Company's governance, the auditor must communicate, among other matters, the following: (i) their responsibilities in relation to the audit of the financial statements; (ii) overview of its Audit Plan for the fiscal year; (iii) its view on the significant qualitative aspects of the Company's accounting practices, including accounting policies and estimates, and disclosures in the financial statements; (iv) significant difficulties encountered during the audit, if any; (v) aspects of independence, including formal confirmation of its independence from the Company and its subsidiaries; (vi) written notice to the persons in charge of governance of the significant findings arising from the audit; and (vii) as determined by ISA 701, communicate which Key Audit Matters (“KAM”) to be considered in the Independent Auditor's Report, which were as follows:

•

Provision for tax contingencies;

•

Goodwill based on future profitability;

•

Revenue recognition ("unbilled"); and

•

New Accounting Policies.

In view of the foregoing, in order to comply with the protocol and/or request for communication between the auditors and those charge with the Company's governance, the CAE held periodic meetings with the Company's Independent Auditors, in order to monitor the progress of the auditors' work in relation to the Company's financial statements and internal financial reporting controls (SOx), so that all of the above, among others, were formally evaluated by the CAE with the independent auditors.

Specifically, in relation to the KAM, the CAE interacted with the Independent Auditors in order to understand the judgment of the auditors to determine these matters as KAM, as well as an understanding of the audit approach defined by the Independent Auditors as an audit response to these KAM.

Finally, in addition to all interaction with the independent auditors, the CAE carried out the following activities throughout the year to evaluate the areas considered as KAM by the Independent Auditors:

3.1 Provision for tax contingencies (explanatory notes 3.c - Provision for tax judicial and administrative lawsuits, and 24)

The CAE reviewed quarterly the evolution of tax contingencies and followed up the forecasts provided by those responsible for the Tax, Civil, Labor and Regulatory areas of the Company.

3.2 Goodwill based on future cash flows (explanatory note 3.a - Impairment of goodwill and non-financial assets, and 15.d)

The CAE was regularly informed of the controls involved in the impairment tests and evaluated the discount rate used in the adopted model.

3.3 Recognition of the unbilled revenue (explanatory note 3.a - Unbilled revenues, and 27)

The CAE followed the monthly reports containing explanations on the evolution of the revenue and estimates used by the Company's Management to calculate the unbilled.

3.4 New accounting standards (explanatory note 2.f)

The CAE maintained several interactions with the Company's management to understand the adoption of the developed plan, the main technical aspects to be considered, including critical estimates and judgments, internal controls and/or tools developed to capture, measure and disclose financial statements and, specially, the qualitative and quantitative impacts resulting from the new accounting standards IFRS 9 - Financial Instruments, IFRS 15 – Revenue from Contracts with Customers (both with effect from January 1, 2018), and IFRS 16 - Leases (adoption as off January 1, 2019).

4. Other Activities

4.1 Review of Form 20-F and the Formulário de Referência

With regards to the review work on Form 20-F (SEC) and the Formulário de Referência (CVM), the members of the CAE met, formally, in the total of three (3) times with Company’s executives, over the months of January and May, 2018. In addition, the members of the CAE attended, in this same period, more than four (4) working group meetings specifically designated for the revision of the referred forms.

4.2. Evaluation of the Report on the Brazilian Code of Corporate Governance – Publicly-held Companies

 The members of the CAE met in total four (4) times during the months of June and September 2018, with executives of the Company, to evaluate the Company's adherence to certain governance practices set forth in the Brazilian Code of Corporate Governance – Publicly-held Companies, in compliance with CVM Instruction Nr. 586, of June 8, 2017, which amended and added provisions to CVM Instruction Nr. 480, of December 7, 2009.

4.3 Self-assessment of the CAE

The members of the CAE submitted themselves to a self-assessment questionnaire on the performance of their activities, in accordance with the best governance practices in the domestic and foreign markets. Based on the answers presented, the CAE members sought to improve and make more efficient the activities developed during the year 2018, aiming at a process of constant and permanent evolution.

4.4. Assessment of Independent Auditors and Internal Audit

The members of the CAE responded to questionnaires to evaluate the quality of the work of the Company's Independent Auditors and Internal Audit.

5. Conclusions and recommendations

The Company's CAE members, in the exercise of their duties and legal responsibilities, analyzed the Financial Statements, together with the Independent Auditors' report and the annual management report for the fiscal year ended December 31st, 2018 ("Annual Financial Statements of 2018"). Considering the information provided by the Company's Management and PwC, and the proposed allocation of the results for the year 2018, the CAE concluded that this information and documents adequately reflect, in all material respects, the Company's equity and financial positions and of its subsidiaries. For this reason, they unanimously recommend the approval of the aforementioned documents by the Company's Board of Directors for referral to the Annual Shareholders' Meeting, pursuant to the Brazilian Corporation Law.

Rio de Janeiro, February 19, 2019.

Herculano Aníbal Alves Member and Financial Expert of the Statutory Audit Committee	Celso Luis Loducca Member of the Statutory Audit Committee

Alberto Emmanuel Carvalho Whitaker Coordinator of the Statutory Audit Committee

STATUTORY OFFICERS’ STATEMENT

Sami Foguel (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the year ended December 31th, 2018.

Rio de Janeiro, February 19th, 2019.

SAMI FOGUEL Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Sami Foguel (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer) and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended December 31th, 2018.

Rio de Janeiro, February 19th, 2018.

SAMI FOGUEL Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	JAQUES HORN Legal Officer

Footnotes

1 Estimated by the latest FOCUS report issued by the Central Bank of Brazil on January 4, 2019.

2 Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Duque de Caxias (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Salvador (BA), Goiânia (GO), Aparecida de Goiânia (GO) and Manaus (AM).

3 State of Mobile Networks: Brazil report (January 2019).

4 Audit Report Benchmark Brazil (October 2018)

5 Netflix ISP Speed Index ranking (December 2018)

6 On May 17, TIM Participações and Telecom Itália signed a contract for the licensing of the use of TIM trademark, formally allowing TIM Part and its subsidiaries the right to use the TIM trademark upon payment of royalties amounting to 0.5% the company’s net revenues.

7 Release of cities for the utilization of 700MHz, reduces the interest capitalization related to debt linked to the acquisition of the license, with a lower benefit for the financial result (Financial Statements Note 15 – Intangible).

8 Due to an additional amount assumed by TIM Celular (former name of TIM S.A., wholly-owned subsidiary of TIM

Participações), the company should have obtained a discount in the final amount to be paid for the Authorization to utilize 700MHz. However, the methodology employed by ANATEL to calculate this amount was different from the one in the Public Notice, therefore TIM Celular has filed an administrative appeal that was denied in December 2014 (as well as those of the other Successful Contractors). On June 30, 2015 TIM Celular brought a lawsuit challenging the excessive nominal value of R$ 61million (R$ 114 million on December 31, 2018) whose court decision is still pending. (Note 19 ITR - Authorizations payable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 19, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.